SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 20, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Cash Distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2015 to 06/30/2015	9
1/1/2014 to 06/30/2014	10
Statement of Value Added	11
Consolidated Financial Statements
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
1/1/2015 to 06/30/2015	18
1/1/2014 to 06/30/2014	19
Statement of Value Added	20
Comments on the Company’s Consolidated Performance	22
Notes to the Financial Statements	32
Reports and Statements
Unqualified Independent Auditors’ Review Report	82

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 06/30/2015
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Company Information / Cash distribution

Event	Approval	Dividends	Start date Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	03/11/2015	Dividends	03/19/2015	Ordinary		0.20263

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Parent Company Statements / Balance Sheet - Assets
(In thousand of Reais)
		As of
Code	Description	June 30, 2015	December 31, 2014
1	Total assets	50,819,250	49,599,467
1.01	Current assets	8,584,404	8,692,821
1.01.01	Cash and cash equivalents	2,241,912	3,146,393
1.01.03	Trade receivables	2,114,594	1,604,498
1.01.04	Inventories	3,418,312	3,036,799
1.01.08	Other current assets	809,586	905,131
1.02	Non-current assets	42,234,846	40,906,646
1.02.01	Long-term receivables	4,357,256	3,509,307
1.02.01.06	Deferred taxes	3,213,075	2,438,929
1.02.01.09	Other non-current assets	1,144,181	1,070,378
1.02.02	Investments	23,839,714	24,199,129
1.02.03	Property, plant and equipment	13,952,132	13,109,294
1.02.04	Intangible assets	85,744	88,916

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Parent Company Statements / Balance Sheet – Liabilities
(In thousand of Reais)
		As of
Code	Description	June 30, 2015	December 31, 2014
2	Total liabilities	50,819,250	49,599,467
2.01	Current liabilities	6,640,388	5,630,365
2.01.01	Payroll and related taxes	184,243	165,718
2.01.02	Trade payables	1,610,607	1,390,311
2.01.03	Taxes payable	65,140	86,920
2.01.04	Borrowings and financing	3,587,009	2,720,235
2.01.05	Other payables	1,101,463	803,597
2.01.06	Provisions	91,926	463,584
2.01.06.01	Provision for tax, social security, labor and civil risks	91,926	463,584
2.02	Non-current liabilities	39,003,031	38,272,634
2.02.01	Borrowings and financing	27,447,333	26,369,912
2.02.02	Other payables	9,118,330	9,818,512
2.02.04	Provisions	2,437,368	2,084,210
2.02.04.01	Provision for tax, social security, labor and civil risks	709,148	174,649
2.02.04.02	Other provisions	1,728,220	1,909,561
2.02.04.02.03	Provisions for environmental liabilities and asset retirement obligations	218,023	233,262
2.02.04.02.04	Pension and healthcare plan	587,767	587,740
2.02.04.02.05	Provision for losses on investments	922,430	1,088,559
2.03	Shareholders’ equity	5,175,831	5,696,468
2.03.01	Paid-in capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	846,908	1,131,298
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	724,243	999,243
2.03.04.09	Treasury shares	-238,976	-229,586
2.03.05	Profit /Losses	-222,212	0
2.03.08	Other comprehensive income	11,105	25,140

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Parent Company Statements / Statements of Income (In thousand of Reais)
Code	Description	Three months ended June 30, 2015	Six months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2014
3.01	Net revenue from sales and/or services	2,870,847	5,928,879	3,230,159	6,720,612
3.02	Cost of sales and/or services	-2,267,849	-4,457,281	-2,060,158	-4,371,387
3.03	Gross profit	602,998	1,471,598	1,170,001	2,349,225
3.04	Operating (expenses)/income	-760,491	253,539	-483,847	-1,116,623
3.04.01	Selling expenses	-148,232	-294,150	-114,031	-211,408
3.04.02	General and administrative expenses	-90,806	-175,370	-103,896	-186,759
3.04.04	Other operating income	8,547	12,269	5,183	9,829
3.04.05	Other operating expenses	-204,927	-406,687	-14,184	-180,241
3.04.06	Equity pickup	-325,073	1,117,477	-256,919	-548,044
3.05	Profit before finance income (costs) and taxes	-157,493	1,725,137	686,154	1,232,602
3.06	Finance income (expenses)	-555,237	-2,583,592	-738,750	-1,317,577
3.06.01	Finance income	-87,637	407,056	17,297	25,866
3.06.02	Finance expenses	-467,600	-2,990,648	-756,047	-1,343,443
3.06.02.01	Net exchange difference on financial instruments	310,866	-1,349,106	233,413	547,915
3.06.02.02	Finance costs	-778,466	-1,641,542	-989,460	-1,891,358
3.07	Loss before taxes on income	-712,730	-858,455	-52,596	-84,975
3.08	Income tax and social contribution	98,462	636,243	74,311	162,024
3.09	(Loss) Profit from continuing operations	-614,268	-222,212	21,715	77,049
3.11	(Loss) Profit for the period	-614,268	-222,212	21,715	77,049
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0.45262	-0.16373	0.01505	0.05313

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Parent Company Statements / Statement of Comprehensive Income
(In thousand of Reais)
Code	Description	Three months ended June 30, 2015	Six months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2014
4.01	(Loss) Profit for the period	-614,268	-222,212	21,715	77,049
4.02	Other comprehensive income	-377,048	-14,035	-299,832	-770,643
4.02.01	Actuarial gains on defined benefit pension plan from investments in subsidiaries, net of taxes	-221	-96	0	1,710
4.02.02	Actuarial gains on defined benefit pension plan	348	348	0	0
4.02.03	Income tax and social contribution on actuarial (losses)/gains on defined benefit pension plan	-118	-118	0	0
4.02.04	Cumulative translation adjustments for the period	-7,815	168,956	-43,021	-87,347
4.02.05	Available-for-sale assets	-594,881	2,254	-428,462	-1,059,465
4.02.06	Income tax and social contribution on available-for-sale assets	202,259	-767	145,677	360,218
4.02.07	Available-for-sale assets from investments in subsidiaries, net of taxes	-89,516	-20,817	-5,737	-17,470
4.02.08	Impairment of available-for-sale assets	89,434	97,851	48,047	48,047
4.02.09	Income tax and social contribution on impairment of available-for-sale assets	-30,407	-33,269	-16,336	-16,336
4.02.10	(Loss) gain on percentage change in investments	-43	-43	0	0
4.02.11	(Loss) gain on cash flow hedge accounting	81,685	-345,960	0	0
4.02.12	Income tax and social contribution on (loss) gain on cash flow hedge accounting	-27,773	117,626	0	0
4.03	Comprehensive income for the period	-991,316	-236,247	-278,117	-693,594

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(In thousand of Reais)
Code	Description	Six months ended June 30, 2015	Six months ended June 30, 2014
6.01	Net cash generated by operating activities	154,128	765,413
6.01.01	Cash generated from operations	1,998,343	2,036,338
6.01.01.01	(Loss) Profit for the period	-222,212	77,049
6.01.01.02	Charges on borrowings and financing	1,575,442	1,558,999
6.01.01.03	Charges on loans and financing granted	-9,535	-6,136
6.01.01.04	Depreciation, depletion and amortization	424,556	477,392
6.01.01.05	Equity pickup	-1,117,477	548,044
6.01.01.06	Deferred income tax and social contribution	-642,283	-162,024
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	146,453	-13,702
6.01.01.09	Inflation adjustment and exchange differences, net	1,720,814	-557,575
6.01.01.10	Gain on derivative transactions	0	943
6.01.01.11	Impairment of available-for-sale assets	97,851	48,047
6.01.01.12	Residual value of permanent assets written off	3,907	5,090
6.01.01.14	Other provisions	20,827	60,211
6.01.02	Changes in assets and liabilities	-1,844,215	-1,270,925
6.01.02.01	Trade receivables - third parties	-172,718	36,317
6.01.02.02	Trade receivables – related parties	-158,525	-78,039
6.01.02.03	Inventories	-328,120	-519,235
6.01.02.04	Receivables - related parties	-1,550	236,892
6.01.02.05	Recoverable taxes	-59,206	-37,133
6.01.02.06	Judicial deposits	-13,396	-22,281
6.01.02.10	Trade payables	96,574	346,314
6.01.02.11	Payroll and related taxes	-24,717	-55,818
6.01.02.12	Taxes in installments - REFIS	-27,922	-95,102
6.01.02.14	Payables to related parties	41,557	48,136
6.01.02.16	Interest paid	-1,201,511	-1,142,625
6.01.02.17	Interest received	651	13,580
6.01.02.18	Interest on swaps paid	0	-633
6.01.02.19	Other	4,668	-1,298
6.02	Net cash generated by (used) in investing activities	-51,015	-543,785
6.02.01	Investments/AFAC	-18,452	-37,574
6.02.02	Purchase of property, plant and equipment	-828,458	-654,445
6.02.03	Cash from merger of subsidiary	129,745	0
6.02.04	Capital reduction of the subsidiary and joint venture	486,758	0
6.02.08	Related parties loans	-25,143	-19,956
6.02.09	Receipt of related parties loans	5,546	168,190

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6.02.10	Quotas of exclusive funds	198,989	0
6.03	Net cash used in financing activities	-1,007,594	-280,824
6.03.01	Borrowings and financing raised, net of costs of transactions	595,000	1,134,086
6.03.02	Borrowings and financing raised - related parties	0	382,977
6.03.03	Redemption of borrowings	-585,436	-874,313
6.03.04	Redemption of borrowings - related parties	-457,936	-100,724
6.03.05	Dividends and interest on capital paid	-549,832	-424,933
6.03.06	Treasury shares	-9,390	-397,917
6.05	Increase (decrease) in cash and cash equivalents	-904,481	-59,196
6.05.01	Cash and equivalents at the beginning of the period	3,146,393	206,624
6.05.02	Cash and equivalents at the end of the period	2,241,912	147,428

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2015 to 6/30/2015
(In thousand of Reais)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390
5.04.06	Dividends	0	0	-275,000	0	0	-275,000
5.05	Total comprehensive income	0	0	0	-222,212	-14,035	-236,247
5.05.01	(Loss) Profit for the period	0	0	0	-222,212	0	-222,212
5.05.02	Other comprehensive income	0	0	0	0	-14,035	-14,035
5.05.02.04	Translation adjustments for the period	0	0	0	0	168,956	168,956
5.05.02.08	Actuarial gains on defined benefit plan, net of taxes	0	0	0	0	134	134
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	45,252	45,252
5.05.02.10	Loss on percentage change in investments	0	0	0	0	-43	-43
5.05.02.11	Loss on hedge accounting, net of taxes	0	0	0	0	-228,334	-228,334
5.07	Closing balances	4,540,000	30	846,908	-222,212	11,105	5,175,831

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 6/30/2014
(In thousand of Reais)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.04	Capital transactions with shareholders	0	0	-867,438	0	0	-867,438
5.04.04	Treasury shares acquired	0	0	-442,438	0	0	-442,438
5.04.06	Dividends	0	0	-425,000	0	0	-425,000
5.05	Total comprehensive income	0	0	0	77,049	-770,643	-693,594
5.05.01	Profit for the period	0	0	0	77,049	0	77,049
5.05.02	Other comprehensive income	0	0	0	0	-770,643	-770,643
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	-87,347	-87,347
5.05.02.08	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	1,710	1,710
5.05.02.09	Available-for-sale financial assets, net of taxes	0	0	0	0	-685,006	-685,006
5.07	Closing balances	4,540,000	30	1,972,130	77,049	-53,671	6,535,538

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Parent Company Statements / Statement of Value Added
(In thousand of Reais)
Code	Description	Six months ended June 30, 2015	Six months ended June 30, 2014
7.01	Revenues	7,173,036	8,175,552
7.01.01	Sales of products and services	7,128,823	8,130,141
7.01.02	Other revenues	62,125	49,740
7.01.04	Allowance for (reversal of) doubtful debts	-17,912	-4,329
7.02	Raw materials acquired from third parties	-5,054,210	-4,680,965
7.02.01	Costs of sales and services	-3,996,450	-4,070,934
7.02.02	Materials, electric power, third-parties services and other	-954,824	-545,092
7.02.03	Impairment/recovery of assets	-5,085	-16,892
7.02.04	Other	-97,851	-48,047
7.02.04.01	Impairment of available-for-sale assets	-97,851	-48,047
7.03	Gross value added	2,118,826	3,494,587
7.04	Retentions	-424,556	-477,392
7.04.01	Depreciation, amortization and depletion	-424,556	-477,392
7.05	Wealth created	1,694,270	3,017,195
7.06	Value added received as transfer	2,126,557	-544,481
7.06.01	Equity pickup	1,117,477	-548,044
7.06.02	Finance income	407,056	25,866
7.06.03	Other	602,024	-22,303
7.06.03.01	Other and exchange variation - gain	602,024	-22,303
7.07	Wealth for distribution	3,820,827	2,472,714
7.08	Wealth distributed	3,820,827	2,472,714
7.08.01	Personnel	679,471	612,674
7.08.01.01	Salaries and wages	518,615	478,017
7.08.01.02	Benefits	127,447	102,049
7.08.01.03	Severance pay fund (FGTS)	33,409	32,608
7.08.02	Taxes, fees and contributions	-226,792	459,931
7.08.02.01	Federal	-293,008	386,685
7.08.02.02	State	62,039	61,130
7.08.02.03	Municipal	4,177	12,116
7.08.03	Return on third-party capital	3,590,360	1,323,060
7.08.03.01	Interest	1,641,127	1,890,923
7.08.03.02	Leases	4,874	5,032
7.08.03.03	Other	1,944,359	-572,895
7.08.03.03.01	Other and exchange variation - loss	1,944,359	-572,895
7.08.04	Shareholders	-222,212	77,049
7.08.04.03	Retained earnings/ Losses for the period	-222,212	77,049

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Consolidated Financial Statements / Balance Sheet - Assets
(In thousand of Reais)

Code	Description	Current Quarter 6/30/2015	YTD Previous Year 12/31/2014
1	Total assets	50,117,826	49,767,100
1.01	Current assets	15,171,959	15,935,502
1.01.01	Cash and cash equivalents	7,844,428	8,686,021
1.01.03	Trade receivables	2,049,480	1,753,056
1.01.04	Inventories	4,399,938	4,122,122
1.01.08	Other current assets	878,113	1,374,303
1.02	Non-current assets	34,945,867	33,831,598
1.02.01	Long-term receivables	4,358,779	3,598,352
1.02.01.02	Investments measured at amortized cost	0	34,874
1.02.01.06	Deferred taxes	3,298,157	2,616,058
1.02.01.09	Other non-current assets	1,060,622	947,420
1.02.02	Investments	13,526,104	13,665,453
1.02.03	Property, plant and equipment	16,105,894	15,624,140
1.02.04	Intangible assets	955,090	943,653

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Consolidated Financial Statements / Balance Sheet - Liabilities
(In thousand of Reais)
		As of
Code	Description	June 30, 2015	June 30, 2014
2	Total liabilities	50,117,826	49,767,100
2.01	Current liabilities	5,073,656	6,362,938
2.01.01	Payroll and related taxes	236,138	219,740
2.01.02	Trade payables	1,761,657	1,638,505
2.01.03	Taxes payable	264,536	318,675
2.01.04	Borrowings and financing	1,553,294	2,790,524
2.01.05	Other payables	1,130,057	845,109
2.01.06	Provisions	127,974	550,385
2.01.06.01	Provision for tax, social security, labor and civil risks	127,974	550,385
2.02	Non-current liabilities	39,830,375	37,669,187
2.02.01	Borrowings and financing	28,968,671	27,092,855
2.02.02	Other payables	9,009,169	9,315,363
2.02.03	Deferred taxes	239,563	238,892
2.02.04	Provisions	1,612,972	1,022,077
2.02.04.01	Provision for tax, social security, labor and civil risks	801,636	195,783
2.02.04.02	Other provisions	811,336	826,294
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligations	223,569	238,539
2.02.04.02.04	Pension and healthcare plan	587,767	587,755
2.03	Shareholders’ equity	5,213,795	5,734,975
2.03.01	Paid-in capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	846,908	1,131,298
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	724,243	999,243
2.03.04.09	Treasury shares	-238,976	-229,586
2.03.05	Profit /Losses	-222,212	0
2.03.08	Other comprehensive income	11,105	25,140
2.03.09	Non-controlling interests	37,964	38,507

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Consolidated Financial Statements / Statements of Income
(In thousand of Reais)

Code	Description	Three months ended June 30, 2015	Six months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2014
3.01	Net revenue from sales and/or services	3,687,140	7,697,392	4,052,407	8,423,285
3.02	Cost of sales and/or services	-2,847,095	-5,872,628	-2,746,592	-5,781,121
3.03	Gross profit	840,045	1,824,764	1,305,815	2,642,164
3.04	Operating expenses/income	-688,079	-913,813	-456,526	-972,425
3.04.01	Selling expenses	-311,344	-612,174	-233,652	-423,567
3.04.02	General and administrative expenses	-109,897	-219,742	-124,171	-228,024
3.04.04	Other operating income	12,562	18,524	9,753	17,466
3.04.05	Other operating expenses	-235,578	-455,077	-41,067	-225,408
3.04.06	Equity pickup	-43,822	354,656	-67,389	-112,892
3.05	Profit before finance income (costs) and taxes	151,966	910,951	849,289	1,669,739
3.06	Finance income (expenses)	-771,695	-1,641,395	-814,935	-1,556,134
3.06.01	Finance income	43,477	99,613	53,430	91,482
3.06.02	Finance expenses	-815,172	-1,741,008	-868,365	-1,647,616
3.06.02.01	Net exchange losses on financial instruments	-7,223	-72,466	-60,987	-116,203
3.06.02.02	Finance costs	-807,949	-1,668,542	-807,378	-1,531,413
3.07	Profit (loss) before taxes on income	-619,729	-730,444	34,354	113,605
3.08	Income tax and social contribution	5,136	507,653	-15,321	-42,476
3.09	Profit (loss) from continuing operations	-614,593	-222,791	19,033	71,129
3.11	Consolidated (loss)/ profit for the period	-614,593	-222,791	19,033	71,129
3.11.01	Attributed to owners of the Company	-614,268	-222,212	21,715	77,049
3.11.02	Attributed to non-controlling interests	-325	-579	-2,682	-5,920

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Code	Description	Three months ended June 30, 2015	Six months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2014
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0,45262	-0,16373	0,01505	0,05313

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Consolidated Financial Statements / Statement of Comprehensive Income (In thousand of Reais)
Code	Description	Three months ended June 30, 2015	Six months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2014
4.01	Consolidated (loss) profit for the period	-614,593	-222,791	19,033	71,129
4.02	Other comprehensive income	-377,048	-14,035	-299,832	-770,643
4.02.01	Actuarial gains on defined benefit plan from investments in subsidiaries, net of taxes	0	0	0	1,710
4.02.02	Actuarial (losses) gains on defined benefit pension plan	0	202	0	0
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	9	-68	0	0
4.02.04	Cumulative translation adjustments for the period	-7,815	168,956	-43,021	-87,347
4.02.05	Available-for-sale assets	-677,690	-29,287	-441,223	-1,090,003
4.02.06	Income tax and social contribution on available-for-sale assets	195,552	9,957	150,016	370,601
4.02.07	Impairment of available-for-sale assets	89,434	97,851	52,115	52,115
4.02.08	Income tax and social contribution on impairment of available-for-sale assets	-30,407	-33,269	-17,719	-17,719
4.02.09	(Loss) gain on percentage change in investments	-43	-43	0	0
4.02.10	(Loss) gain on cash flow hedge accounting	81,685	-345,960	0	0
4.02.11	Income tax and social contribution on (loss) gain on cash flow hedge accounting	-27,773	117,626	0	0
4.03	Consolidated comprehensive income for the period	-991,641	-236,826	-280,799	-699,514
4.03.01	Attributed to owners of the Company	-991,316	-236,247	-278,117	-693,594
4.03.02	Attributed to non-controlling interests	-325	-579	-2,682	-5,920

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(In thousand of Reais)
Code	Description	Six months ended June 30, 2015	Six months ended June 30, 2014
6.01	Net cash generated by operating activities	1,001,263	416,545
6.01.01	Cash generated from operations	2,958,173	2,019,987
6.01.01.01	(Loss)/Profit for the period attributable to owners of the Company	-222,212	77,049
6.01.01.02	Loss for the period attributable to non-controlling interests	-579	-5,920
6.01.01.03	Charges on borrowings and financing	1,583,962	1,349,446
6.01.01.04	Charges on loans and financing granted	-8,659	-22,359
6.01.01.05	Depreciation, depletion and amortization	561,655	600,153
6.01.01.06	Equity pickup	-354,656	112,892
6.01.01.07	Deferred income tax and social contribution	-599,697	-177,889
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	183,442	-8,035
6.01.01.09	Inflation adjustment and exchange differences, net	1,633,246	-16,519
6.01.01.10	Gain on derivative transactions	2,658	-2,240
6.01.01.11	Impairment of available-for-sale assets	97,851	52,115
6.01.01.16	Residual value of permanent assets written off	4,553	5,821
6.01.01.17	Other provisions	76,609	55,473
6.01.02	Changes in assets and liabilities	-1,956,910	-1,603,442
6.01.02.01	Trade receivables - third parties	-262,503	16,609
6.01.02.02	Trade receivables - related parties	-29,283	-118,099
6.01.02.03	Inventories	-253,368	-549,274
6.01.02.04	Receivables from related parties	0	108,635
6.01.02.05	Recoverable taxes	19,757	-47,031
6.01.02.06	Judicial deposits	-23,068	-23,369
6.01.02.08	Trade payables	86,589	490,551
6.01.02.09	Payroll and related taxes	-17,311	-46,466
6.01.02.10	Taxes in installments - REFIS	-128,492	-109,009
6.01.02.12	Payables to related parties	13,657	3,506
6.01.02.14	Interest paid	-1,358,562	-1,331,725
6.01.02.15	Interest received	651	13,580
6.01.02.16	Interest on swaps paid	0	-633
6.01.02.17	Other	-4,977	-10,717
6.02	Net cash generated by (used in) investing activities	185,918	-628,929
6.02.02	Investments	0	-5,846
6.02.03	Purchase of property, plant and equipment	-900,637	-781,896
6.02.07	Capital reduction in subsidiaries	466,758	0
6.02.09	Receipt/payment in derivative transactions	551,882	3,879
6.02.10	Purchase of intangible assets	-201	-324
6.02.11	Related parties loans	-25,143	-19,956
6.02.12	Receipt of related parties loans	58,385	173,371
6.02.13	Short-term investment, net of redeemed amount	34,874	1,843
6.03	Net cash used in financing activities	-2,022,975	-366,342
6.03.01	Borrowings and financing raised, net of transaction costs	599,071	1,384,720
6.03.02	Redemption of borrowings	-1,969,314	-906,748
6.03.03	Redemption of borrowings – related parties	-52,839	0
6.03.04	Dividends and interest on capital paid	-549,832	-424,933
6.03.06	Treasury shares	-9,390	-397,917
6.03.07	Buyback of debt securities	-40,671	-21,464

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Code	Description	Six months ended June 30, 2015	Six months ended June 30, 2014

6.04	Exchange differences on translating cash and cash equivalents	-5,799	-396,974
6.05	Increase (decrease) in cash and cash equivalents	-841,593	-975,700
6.05.01	Cash and equivalents at the beginning of the period	8,686,021	9,995,672
6.05.02	Cash and equivalents at the end of the period	7,844,428	9,019,972

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2015 to 6/30/2015- (In thousand of Reais)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Consolidated shareholders’ equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390	0	-9,390
5.04.06	Dividends	0	0	-275,000	0	0	-275,000	0	-275,000
5.05	Total comprehensive income	0	0	0	-222,212	-14,035	-236,247	-579	-236,826
5.05.01	(Loss) Profit for the period	0	0	0	-222,212	0	-222,212	-579	-222,791
5.05.02	Other comprehensive income	0	0	0	0	-14,035	-14,035	0	-14,035
5.05.02.04	Translation adjustments for the period	0	0	0	0	168,956	168,956	0	168,956
5.05.02.08	Actuarial gains on defined benefit plan, net of taxes	0	0	0	0	134	134	0	134
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	45,252	45,252	0	45,252
5.05.02.10	Loss on percentage change in investments	0	0	0	0	-43	-43	0	-43
5.05.02.11	Loss on hedge accounting, net of taxes	0	0	0	0	-228,334	-228,334	0	-228,334
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	36	36
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	36	36
5.07	Closing balances	4,540,000	30	846,908	-222,212	11,105	5,175,831	37,964	5,213,795

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 6/30/2014
(In thousand of Reais)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.04	Capital transactions with shareholders	0	0	-867,438	0	0	-867,438	0	-867,438
5.04.04	Treasury shares acquired	0	0	-442,438	0	0	-442,438	0	-442,438
5.04.06	Dividends	0	0	-425,000	0	0	-425,000	0	-425,000
5.05	Total comprehensive income	0	0	0	77,049	-770,643	-693,594	-5,920	-699,514
5.05.01	Profit for the period	0	0	0	77,049	0	77,049	-5,920	71,129
5.05.02	Other comprehensive income	0	0	0	0	-770,643	-770,643	0	-770,643
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	-87,347	-87,347	0	-87,347
5.05.02.08	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	1,710	1,710	0	1,710
5.05.02.09	Available-for-sale financial assets, net of taxes	0	0	0	0	-685,006	-685,006	0	-685,006
5.07	Closing balances	4,540,000	30	1,972,130	77,049	-53,671	6,535,538	-33,431	6,502,107

30 1,972,130   77,049    -53,671  6,535,538   -33,431  6,502,107

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Consolidated Financial Statements / Statement of Value Added
(In thousand of Reais)

Code	Description	Six months ended June 30, 2015	Six months ended June 30, 2014
7.01	Revenues	9,068,252	10,058,590
7.01.01	Sales of products and services	9,025,572	10,011,520
7.01.02	Other revenues	62,929	52,199
7.01.04	Allowance for (reversal of) doubtful debts	-20,249	-5,129
7.02	Raw materials acquired from third parties	-6,401,935	-6,122,306
7.02.01	Costs of sales and services	-5,019,457	-5,252,473
7.02.02	Materials, electric power, third-parties services and other	-1,278,681	-799,084
7.02.03	Impairment/recovery of assets	-5,946	-18,634
7.02.04	Other	-97,851	-52,115
7.02.04.01	Impairment of assets available for sale	-97,851	-52,115
7.03	Gross value added	2,666,317	3,936,284
7.04	Retentions	-561,655	-600,153
7.04.01	Depreciation, amortization and depletion	-561,655	-600,153
7.05	Wealth created	2,104,662	3,336,131
7.06	Value added received as transfer	5,022,318	-1,691,048
7.06.01	Equity pickup	354,656	-112,892
7.06.02	Finance income	99,613	91,482
7.06.03	Other	4,568,049	-1,669,638
7.06.03.01	Other and exchange variation - gain	4,568,049	-1,669,638
7.07	Wealth for distribution	7,126,980	1,645,083
7.08	Wealth distributed	7,126,980	1,645,083
7.08.01	Personnel	958,691	819,557
7.08.01.01	Salaries and wages	752,281	652,074
7.08.01.02	Benefits	163,045	129,160
7.08.01.03	Severance pay fund (FGTS)	43,365	38,323
7.08.02	Taxes, fees and contributions	81,827	771,819
7.08.02.01	Federal	-64,711	670,132
7.08.02.02	State	136,130	82,533
7.08.02.03	Municipal	10,408	19,154
7.08.03	Return on third-parties capital	6,309,253	-17,422
7.08.03.01	Interest	1,314,562	1,710,725
7.08.03.02	Leases	7,373	7,743
7.08.03.03	Other	4,987,318	-1,735,890
7.08.03.03.01	Other and exchange variation - loss	4,987,318	-1,735,890
7.08.04	Shareholders	-222,791	71,129
7.08.04.03	Retained earnings / Loss for the period	-222,212	77,049
7.08.04.04	Non-controlling interests in retained earnings	-579	-5,920

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Economic Scenario

The global economy has been posting moderate and uneven growth, with the developed countries continuing to make gradual progress and the emerging nations recording a slowdown. The International Monetary Fund (IMF) estimates global GDP growth of 3.3% in 2015, and 3.8% in 2016.

In the United States, the FED’s monetary policy has contributed to the recovery of economic activity, with an increase in business and consumer confidence. In 2Q15, the economy advanced 2.3% at an annual rate, reflecting the increase of 2.9% in the personal consumer expenditure. Unemployment continues to decline, falling from 5.6% at the end of last year to 5.3% in June 2015, its lowest level in the last seven years. The upturn in the economy reinforces the expectations of an increase in interest rates before the end of the year.

In the Eurozone, the indicators are signaling a slight recovery of activity, albeit in a disparate manner. The compound Purchasing Managers Index (PMI) increased from 50.6 points in December/2014 to 54.2 points in June/2015. Unemployment in the Eurozone as a whole has remained virtually flat in 2015 at around 11%, although it reached 25% in Greece in April, the bloc’s highest figure.

As for the emerging countries, the measures introduced by the Chinese government to stimulate the economy, including interest rate cuts and a reduction in reserve requirements, helped maintain the pace of growth in 2Q15, when GDP recorded a year-on-year expansion of 7%, within the government’s growth target.

In Brazil, the scenario remains challenging, with high inflation and low growth, creating more difficulties for the monetary and fiscal policy makers. The IBC-Br, the Central Bank’s economic activity index, recorded a 2.64% downturn through May. According to IBGE, the industrial production shrank 6.3% in the 1H15.

The Caged (General Employment and Unemployment Register) indicated a deterioration in the job market. In June, 111,000 jobs were eliminated, the first negative June result since the series began in 1998.

The IPCA consumer price index moved up by 8.89% in the 12 months through June, above the ceiling of the inflationary target. The Focus Report is predicting annual inflation of 9.32% in 2015 and the Central Bank has consequently been introducing successive increases in interest rates, which reached 14.25% p.a. at the close of July/2015.

Macroeconomic Projections	2015	2016
IPCA (%)	9.32	5.43
Commercial dollar (final - R$/US$)	3.40	3.50
SELIC Target (final - %)	14.25	12.00
GDP (%)	-1.97	0.00
Industrial Production (%)	-5.21	1.15
Source: FOCUS BACEN	Base: August 07, 2015

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CSN Consolidated Results

•         Net revenue totaled R$3,687 million in 2Q15, 8% down on the previous quarter. COGS came to R$2,847 million in 2Q15, 6% less than in 1Q15. Most of the reduction came from the steel and mining segments.

•         SG&A expenses totaled R$421 million in 2Q15, 3% up on the R$411 million recorded in 1Q15, primarily due to an increase of expenses with iron ore freight, as a result of higher CIF sales.

•         Other operating revenue/expenses totaled R$223 million in 2Q15, 4% up on the R$214 million recorded in 1Q15. In 2Q15, the Company recognized impairment of R$89 million due to the reduction in the market value of Usiminas’ preferred shares.

•         The 2Q15 net financial result was negative by R$772 million, due to the following factors: i) Interest on loans and financing totaling R$780 million; ii) Net monetary and exchange variations amounting to R$7 million; iii) Interest, fines and default charges related to taxes totaling R$2 million; iv) Other financial expenses amounting to R$26 million. These negative effects were partially offset by consolidated financial revenue of R$43 million.

•         The equity result was negative by R$44 million in 2Q15, versus a positive R$398 million in 1Q15, chiefly influenced by the effect from the foreign exchange variation on Namisa’s cash. The table below presents the breakdown of this item:

R$ MM	1Q15	2Q15	Variação
			2Q15 x 1Q15
Namisa	396	(49)	-
MRS Logística	15	24	60%
CBSI	(2)	0	-
TLSA	(8)	(7)	-12%
Arvedi Metalfer BR	1	(3)	-
Eliminations	(5)	(9)	80%
Equity Result	398	(44)	-

•         In 2Q15, CSN posted a net loss of R$615 million, versus net income of R$392 million in 1Q15, chiefly due to: i) the reduction in gross profit; ii) the negative variation in equity result between the quarters; iii) the positive effect, in 1Q15, from the use of tax credits, due to the temporary difference in the recognition of the foreign exchange variation between the tax and accounting regimes.

•         Adjusted EBITDA totaled R$801 million in 2Q15, a 12% decline on 1Q15. The adjusted EBITDA margin came to 20%, 2 p.p. down on the previous quarter.

R$ MM	2Q14	1Q15	2Q15	Change
				2Q15 x 1Q15	2Q15 x 2Q14
Adjusted EBITDA[1]	1,303	911	801	-12%	-39%
Proportionate EBITDA of Joint Ventures	(58)	(73)	(104)	43%	77%
Share of Profit (Loss) of Investees	(67)	398	(44)	-	-35%
Other Operating Income (Expenses)	(31)	(214)	(223)	4%	612%
Finance Income	(815)	(870)	(772)	-11%	-5%
Income Tax and Social Contribution	(15)	503	5	-99%	-
Depreciation	(296)	(264)	(279)	5%	-6%
Profit (loss) for the Period	19	392	(615)	-	-

1 The Adjusted EBITDA is comprised of net income/loss before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue/expenses.  Adjusted EBITDA includes the Company’s proportional interest in Namisa, MRS Logística and CBSI.

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Indebtedness

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI.

On June 30, 2015, consolidated net debt came to R$20.8 billion, while net debt/EBITDA ratio based on LTM adjusted EBITDA closed the second quarter at 5.6x.

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Capex

CSN’s investments stood at R$901 million in 1H15, in accordance with IFRS, as presented below:

Investment (R$ MM)	2014	1Q15	2Q15	1H15
Steel	565	121	159	280
Mining	624	116	296	412
Cement	506	90	92	182
Logistics	111	11	13	24
Others	44	-	4	4
Total Investment - IFRS	1,850	338	563	901

Working Capital

At the close of 2Q15, working capital allocated to the Company’s businesses totaled R$3,253 million, R$599 million more than at the end of 1Q15, chiefly due to the R$468 million increase in inventories. The inventory turnover period increased by 17 days and the accounts receivables period by 2 days, partially offset by the 9 day upturn in the average supplier payment period.

Working Capital (R$ MM)	2Q14	1Q15	2Q15	Change
				2Q15 x 1Q15	2Q15 x 2Q14
Assets	4,480	5,153	5,698	545	1,218
Accounts Receivable	1,716	1,901	1,936	35	220
Inventory (*)	2,643	3,115	3,583	468	940
Advances to Taxes	121	137	178	41	58
Liabilities	1,747	2,499	2,445	-54	697
Suppliers	1,257	1,589	1,807	218	550
Salaries and Social Contribution	218	374	322	-52	104
Taxes Payable	241	512	286	-226	45
Advances from Clients	31	24	30	6	-1
Working Capital	2,732	2,654	3,253	599	521

Turnover Ratio (days)	2Q14	1Q15	2Q15	Change
				2Q15 x 1Q15	2Q15 x 2Q14
Receivables	31	36	38	2	7
Supplier Payment	39	47	56	9	17
Inventory Turnover	83	93	110	17	27
Cash Conversion Cycle	75	82	92	10	17

      (*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

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Results by Business Segments

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

Net Revenue by Segment – 2Q15 (R$ million)

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Adjusted EBITDA by Segment – 2Q15 (R$ million)

Results by Segment 2Q15 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated

Net Revenue	2,764	680	43	280	60	115	(256)	3,687
Domestic Market	1,734	35	43	280	60	115	(291)	1,978
Foreign Market	1,030	645	-	-	-	-	34	1,710
Cost of Goods Sold	(2,224)	(534)	(32)	(199)	(48)	(75)	266	(2,847)
Gross Profit	540	146	11	81	12	40	10	840
Selling, General and Administrative Expenses	(207)	(10)	(5)	(21)	(6)	(18)	(154)	(421)
Depreciation	168	91	3	46	4	10	(44)	279
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	104	104
Adjusted EBITDA	500	228	9	107	11	32	(85)	801

Results by Segment 1Q15 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated

Net Revenue	3,123	658	47	251	64	101	(233)	4,010
Domestic Market	2,011	38	47	251	64	101	(271)	2,241
Foreign Market	1,112	620	-	-	-	-	38	1,769
Cost of Goods Sold	(2,366)	(567)	(31)	(180)	(47)	(67)	231	(3,026)
Gross Profit	758	91	16	71	17	34	(2)	985
Selling, General and Administrative Expenses	(232)	(21)	(6)	(23)	(6)	(15)	(108)	(411)
Depreciation	158	86	3	45	4	9	(41)	264
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	73	73
Adjusted EBITDA	683	156	13	93	15	28	(78)	911

Steel

According to the World Steel Association, global crude steel production totaled 813 million tonnes in 1H15, 2% less than in the same period last year. In the domestic market, however, preliminary figures from the Brazilian Steel Institute (IABr) indicate a 2.0% increase in the same period, reaching 17.0 million tonnes.

Domestic rolled flat output fell by 4.8% to 12.0 million tonnes in 1H15. At the same period, apparent consumption declined by 10.4% to 11.7 million tonnes, with domestic sales of 9.7 million tonnes and imports and of 2.0 million tonnes. On the other hand, exports reached 2.1 million tonnes, a 50% increase over 1H14.

The IABr estimates a 12.8% decrease in apparent consumption in 2015, to 22.3 million tonnes, with domestic sales of 18.3 milion tonnes and imports of 4.0 milion tonnes.

In the distribution segment, the figures from INDA (the Brazilian Steel Distributors’ Association) indicates flat steel purchases and sales by distributors totaled 1.8 million tonnes each in 1H15, 15.1% and 18.6% down, respectively, on the first six months of last year. Inventories closed June at 1.0 million tonnes, flat over the December/2014, while the turnover period increased to 4.1 months, compared to 3.9 months in the end of 2014.

Automotive

The performance of the auto industry in 1H15 recorded a deterioration over the same period last year. According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.28 million units, 19% down on 1H14, with sales of 1.32 million units, down by 21%. The association expects annual vehicle sales to fall by 20,6% over 2014, reaching 2.78 milion of units, while FENABRAVE (the Vehicle Distributors’ Association) expects 2015 vehicle sales to decrease by 24% over last year.

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Construction

According to SECOVI-SP (the São Paulo Residential Builders’ Association), new residential real estate launches in the city of São Paulo dropped by 18.6% year-on-year in the first five months, while sales of new units fell by 11.4%. For 2015 as a whole, the association expects a reduction of between 23% and 25% in launches and a decline of between 15% and 20% in new unit sales.

The balance of construction industry jobs fell by 4.4% in the first half over 1H14, equivalent to a reduction of slightly less than 135,000 positions. According to the Central Bank’s June inflation report, construction GDP is expected to shrink by 5.5% this year.

Home Appliances

According to IBGE, home appliance productions fell 9.2% in 1H15 over the same period last year, and 4.1% in the last twelve months ended in June, due to the low level of business and consumer confidence.

CSN’ Steel Results

The parent Company produced 1.1 million tonnes of crude steel in 2Q15, stable over 1Q15, while consumption of slabs purchased from third parties totaled 69,000 tonnes, generating rolled flat output of 1.0 million tonnes, slightly more than in 1Q15. In the first half, the steelworks’ production also remained stable over 1H14 at around 2.2 million tonnes, while rolled flat output fell by close to 5%.

Flat Steel Production (Parent Company)	1Q15	2Q15	1H14	1H15	Change
(Thousand t)					2Q15 x 1Q15	1H15 x 1H14
Crude Steel - P. Vargas Mill (flat steel)	1,115	1,119	2,217	2,234	0%	1%
Purchased Slabs from Third Parties	69	69	204	138	0%	-32%
Total Crude Steel	1,184	1,188	2,422	2,372	0%	-2%
Total Rolled Products	1,020	1,032	2,151	2,052	1%	-5%

•         CSN sold 1.3 million tonnes of steel products in 2Q15, 10% down on 1Q15. Of this total, 60% went to the domestic market, 36% were sold by overseas subsidiaries and 4% went to exports, increasing the share of international market sales. First-half sales totaled 2.7 million tonnes, the same level as in 1H14.

•         Domestic steel sales totaled 759,000 tonnes in 2Q15, 14% less than in 1Q15. Of this total, 717,000 tonnes referred to flat steel and 42,000 tonnes to long steel.

•         Foreign steel sales amounted to 503,000 tonnes in 2Q15, 4% down on the previous three months. Of this total, the overseas subsidiaries sold 451,000 tonnes, 204,000 tonnes of which by SWT, 88,000 tonnes by Lusosider and 159,000 tonnes by LLC, while direct exports came to 52,000 tonnes.

•        Net revenue totaled R$2,764 million in 2Q15, an 11% decline over 1Q15, due to the downturn in sales volume. Net revenue per tonne averaged R$2,172, virtually identical to the R$2,162 recorded in 1Q15.

•        COGS came to R$2,225 million in 2Q15, 6% down on the previous quarter.

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•         The parent company total production costs came to R$1.68 billion in 2Q15, 8% up on 1Q15, chiefly due to: i) the R$55 million upturn in energy costs due to the scheduled maintenance of the unit’s thermoelectric plants; ii) the R$35 million increase in costs with reducing agents and coating metals, chiefly as a result of the devaluation of the real; and iii) the R$10 million upturn in other scheduled maintenance stoppages.

•         Adjusted EBITDA totaled R$500 million in 2Q15, 27% less than in the previous quarter, with an adjusted EBITDA margin of 18%, down by 4 p.p. over the previous quarter.

Mining

In 2Q15, the supply and demand had contrasting effects on iron ore prices. The interruption in production by certain high-cost seaborne market and Chinese producers, as well as higher rainfall in Australia, contributed to a temporary spike in prices, which exceeded US$65/dmt (Platts, 62% Fe, N. China) in mid-June. On the other hand, the poor performance of the Chinese real estate sector continued to jeopardize local demand for steel and iron ore, negatively affecting the iron ore prices, which averaged US$58.45/dmt (Platts, 62% Fe, N. China) in 2Q15, 6% down on the 1Q15 average.

CSN’ Mining Results

•         Production totaled 6.8 million tonnes1 in 2Q15, 14% more than in 1Q15, with the Casa de Pedra mine producing a record 6.3 million tonnes. First-half production came to 12.7 million tonnes1.

•         Purchases reached 1.0 million tonnes in 2Q15, due to market opportunities, and 1.6 million tonnes in the first half.

•         Sales stood at 6.0 million tonnes1 in 2Q15, 10% more than in the previous quarter. Of this total, 4.9 million tonnes came from the Casa de Pedra mine and 1.1 million tonnes1 from Namisa. In addition to sales to third parties, the Company routed 1.4 million tonnes to its own steel production in 2Q15.

•         First-half sales totaled 11.4 million tonnes1, 9.8 million tonnes from the Casa de Pedra mine and 1.6 million tonnes1 from Namisa. Own consumption came to 2.8 million tonnes in 1H15.

•          Net revenue came to R$680 million in 2Q15, 3% up on the quarter before, due to higher sales volume, partially offset by the decline in iron ore prices in the quarter.

•         COGS totaled R$534 million in 2Q15, 6% less than in 1Q15, due to the reduction in production costs and the greater dilution of fixed costs.

•         Adjusted EBITDA came to R$228 million, 46% up on 1Q15, primarily due to the reduction in production costs, higher sales volume and the impact of the devaluation of the real, partially offset by the decline in iron ore prices. All these factors contributed to the upturn in the EBITDA margin, which widened by 9 p.p. from 24%, in 1Q15, to 33% in 2Q15.

1Volumes include 100% of NAMISA

Logistics

According to the ANTF (National Railway Transport Association), the Brazilian railways transported 233 million tonnes in 1H15, 5.5% up year-on-year.

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According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 225 million tonnes in 1Q15, 2.5% up on the same period last year. Bulk solids totaled 135 million tonnes in 1Q15, led by iron ore with an upturn of 5.1%, and containers came to 2.2 million TEUs1, 2.8% more than in 1Q14.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container.

CSN’ Logistics Results

Railway Logistics: Net revenue totaled R$280 million in 2Q15, generating an Adjusted EBITDA of R$107 million, with an adjusted EBITDA margin of 38%.

Port Logistics: In the second quarter, net revenue from port logistics came to R$43 million generating adjusted EBITDA of R$9 million, with an adjusted EBITDA margin of 21%.  In 1H15 Tecon handled to the foreign market of 361,000 tonnes of steel products, 117,000 tonnes of general cargo and 70,000 containers.

Cement

According to the IBGE’s Monthly Industrial Survey (PIM-PF), Brazilian cement production in the first half of 2015 fell by 7.2% over the same period last year, accompanying the performance of the construction industry.

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials fell by 7.0% in the first half over 1H14. In May, the association revised its annual building materials sales projection from growth of 1% to a decline of 2% over the year before.

CSN’ Cement Results

In 2Q15, cement sales totaled 579,000 tonnes, 10% up on 1Q15, generating net revenue of R$115 million. Adjusted EBITDA came to R$32 million in 2Q15 and the EBITDA margin stood at 28%, in line with 1Q15.

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 236 TWh in 1H15, 1.1% down year-on-year, impacted by the 4.2% slide in industrial consumption with lower level of activity. Consumption in the commercial segment, on the other hand, increased by 1.7% while residential consumption edged up by 0.3%. In this scenario, EPE has revised its electricity consumption projections for the next years, expecting a decrease of 1.6% in 2015 over the consumption of last year.

CSN’ Energy Results

In 2Q15, net revenue from the energy segment amounted to R$60 million, generating adjusted EBITDA of R$11 million and an adjusted EBITDA margin of 18%.

Capital Markets

CSN’s shares depreciated by 5% in 2Q15, while the IBOVESPA moved up by 4%. Daily traded volume in CSN’s shares on the BM&F Bovespa averaged around R$35.0 million. On the New York Stock Exchange (NYSE), CSN’s American Deposit Receipts (ADRs) fell by 2%, versus the Dow Jones’ 1% decline. On the NYSE, daily traded volume of CSN’s ADRs averaged US$6.7 million.

2Q15
Number of shares in thousand	1,387,524
Market Capitalization
Closing price (R$/share)	5.17
Closing price (US$/ADR)	1.65
Market Capitalization (R$ million)	7,173
Market Capitalization (US$ million)	2,289
Total return including dividends and interest on equity
CSNA3	-5%
SID	-2%
Ibovespa	4%
Dow Jones	-1%
Volume
Average daily (thousand shares)	5,084
Average daily (R$ Thousand)	35,059
Average daily (thousand ADRs)	3,000
Average daily (US$ Thousand)	6,726
Source: Economática

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 (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries. CSN holds the concession to operate TECAR a solid bulk terminal, one of the four terminals that form the Port of Itaguai, located in Rio de Janeiro. Imports of coal and coke are made through this terminal.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties.

Iron ore is substantially sold in the international market, especially in Europe and Asia. The prices in force in these markets are historically cyclical and subject to significant fluctuations over short periods as a result of many factors related to global demand, to the strategies adopted by major steel producers and to the exchange rate. All these factors are beyond the Company's control. The outflow of the ore is done by TECAR.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in three railroad companies: MRS Logística S. A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A., Transnordestina Logística S. A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém (Railway System II) and FTL being responsible for the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau and Propriá - Jorge Lins (Railway System I).

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Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S. A., the Company operates the Container Terminal (Tecon) at the Itaguaí Port.  Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

Note 23 - Segment Information provides a breakdown of financial information by business segment of CSN.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The individual and consolidated condensed interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities Commission).

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2014, filed with the CVM.

These condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2014.

Therefore, in these condensed interim financial statements the following notes were not repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 14 – Taxes in installments

Note 25 – Employee benefits

Note 27 - Commitments

The individual and consolidated condensed interim financial statements were approved by the Board of Directors on August 12th, 2015.

2.b) Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of June 30, 2015, US$1 is equivalent to R$3.1026 (R$2.6562 as of December 31, 2014), €1 is equivalent to R$3.4603 (R$3.2270 as of December 31, 2014).

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2.c) Basis of consolidation

The accounting practices were consistently applied to all consolidated companies. The consolidated condensed interim financial statements for the period ended June 30, 2015 and the year ended December 31, 2014 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds as described below:

•           Companies

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	Equity interests (%)
Companies	6/30/2015	12/31/2014	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Cimentos S.A. (1)		100.00	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	89.79	88.41	Railroad logistics

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	100.00	100.00	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Productos Siderúrgicos S.L. (2)	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests
CSN Asia Limited	100.00	100.00	Commercial representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
Transnordestina Logística S.A.	62.70	62.64	Railroad logistics

Indirect interest in joint ventures: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Namisa Asia Limited	60.00	60.00	Commercial representation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and equity interests

(*) Dormant companies. Therefore, they were not presented in the Note 7.a, in which are disclosed only the companies accounted for under the equity method.

1. Company incorporated in May 2015, as detailed in note 7.

2. New corporate name of CSN Steel Holdings 2, S.L.U., amended in May 2015.

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•           Exclusive funds

	Equity interests (%)
Exclusive funds	6/30/2015	12/31/2014	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund (*)	100.00		Investment fund

(*) In March 2015, the Company made a partial spin-off of certain financial assets, from Diplic fund to VR1 fund, both managed by BTG Pactual Serviços Financeiros S.A. DTVM.

3.     CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Current
Cash and cash equivalents
Cash and banks	355,835	192,595	36,124	14,638

Short-term investments
In Brazil:
Government securities	401,332	246,407	286,323	205,304
Private securities	59,121	486,730	22,703	264,500
	460,453	733,137	309,026	469,804
Abroad:
Time deposits	7,028,140	7,760,289	1,896,762	2,661,951
Total short-term investments	7,488,593	8,493,426	2,205,788	3,131,755
Cash and cash equivalents	7,844,428	8,686,021	2,241,912	3,146,393

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, which financial statements were consolidated with the financial statements, consolidated and individual of the Company. The funds include repurchase agreements backed by government and private securities, with fixed rate yield and immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes. The funds are managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with banks considered by the Company as first rate, bearing fixed rates.

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4.     TRADE RECEIVABLES

	Consolidated		Parent Company
	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Trade receivables
Third parties
Domestic market	1,092,711	861,518	722,920	548,417
Foreign market	825,599	762,935	113,250	87,668
	1,918,310	1,624,453	836,170	636,085
Allowance for doubtful debts	(147,538)	(127,223)	(111,448)	(93,536)
	1,770,772	1,497,230	724,722	542,549
Related parties (Note 16 - b)	165,445	153,737	1,263,968	969,343
	1,936,217	1,650,967	1,988,690	1,511,892

Other receivables
Dividends receivable (Note 16 - b)	74,106	59,470	103,625	67,553
Advances to employees	28,781	32,743	20,267	22,977
Other receivables	10,376	9,876	2,012	2,076
	113,263	102,089	125,904	92,606
	2,049,480	1,753,056	2,114,594	1,604,498

In accordance with CSN’ internal sales policy, the Company performs transactions relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN derecognizes the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$242,174 as of June 30, 2015 (R$264,411 as of December 31, 2014), deducted from the trade receivables.

The breakdown of gross trade receivables from third parties is as follows:

	Consolidated		Parent Company
	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Not past due	1,433,304	1,284,824	663,678	464,322
Past-due up to 180 days	356,271	236,843	72,073	90,612
Past-due over 180 days	128,735	102,786	100,419	81,151
	1,918,310	1,624,453	836,170	636,085

The changes in the Company’s allowance for doubtful debts are as follows:

	Consolidated		Parent Company
	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Opening balance	(127,223)	(114,172)	(93,536)	(88,518)
Estimated losses	(26,500)	(25,305)	(23,143)	(15,915)
Recovery of receivables	6,185	12,254	5,231	10,897
Closing balance	(147,538)	(127,223)	(111,448)	(93,536)

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5.     INVENTORIES

	Consolidated		Parent Company
	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Finished goods	1,333,430	1,270,182	915,608	794,223
Work in progress	1,008,960	858,811	870,164	733,759
Raw materials	1,126,826	1,006,620	799,220	621,450
Storeroom supplies	935,842	949,062	818,763	825,983
Iron ore	110,185	147,699	110,185	147,699
Advances to suppliers	3,690	2,329	868	1,741
(-) Provision for losses	(118,995)	(112,581)	(96,496)	(88,056)
	4,399,938	4,122,122	3,418,312	3,036,799

Changes in the allowance for inventory losses are as follows:

	Consolidated		Parent Company
	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Opening balance	(112,581)	(102,185)	(88,056)	(83,426)
Provision for losses on/reversals of slow-moving and obsolete inventories (Note 21)	(6,414)	(10,396)	(8,440)	(4,630)
Closing balance	(118,995)	(112,581)	(96,496)	(88,056)

6.     OTHER CURRENT AND NON-CURRENT ASSETS

The groups of other current and non-current assets is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Judicial deposits (Note 14)			311,872	288,804			259,820	239,902
Credits with the PGFN (1)			84,558	81,792			84,558	81,792
Recoverable taxes (2)	683,748	598,497	116,271	155,616	558,589	453,258	52,682	88,046
Prepaid expenses	42,368	36,226	30,699	33,323	32,401	24,151	14,130	15,620
Actuarial asset - related party (Note 16 b)			97,189	97,173			97,189	96,914
Derivative financial instruments (Note 11 I)	8,606	174,611
Exclusive fund quotas (3)						144,018
Securities held for trading (Note 11 I)	10,886	13,798			10,727	9,451
Ore inventory (4)			144,483	144,483			144,483	144,483
Northeast Investment Fund - FINOR			8,452	8,452			8,452	8,452
Other receivables (Note 11 I)			1,059	1,347			1,515	1,450
Loans with related parties (Note 16 b)	90,748	517,493	222,278	117,357	46,418	106,218	142,112	52,619
Other receivables from related parties (Note 16 b)	12,054	15,780	31,387	7,037	161,451	168,035	327,062	329,330
Other	29,703	17,898	12,374	12,036			12,178	11,770
	878,113	1,374,303	1,060,622	947,420	809,586	905,131	1,144,181	1,070,378

1. Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

2. Refers mainly to taxes (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

3. Refers to derivatives transactions managed by exclusive funds.

4. Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2017.

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7.     INVESTMENTS

The information related to the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2014, except for the events mentioned below and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of June 30, 2015.

•         Event occurred in the second quarter of 2015

•         Merger of CSN Cimentos

As disclosed in Significant Event dated April 9th 2015, the Company has proposed the merger of its subsidiary CSN Cimentos S.A. with the net assets of R$ 1,109,662,  as of March 31, 2015, resulting in the optimization of processes and maximize results by focusing on a single organizational structure of all commercial activities and administrative of the two entities. At the Annual an Extraordinary Shareholders´ Meeting, held on April 30th, 2015, was approved the merger as from May 1st, 2015 and as a result of the operation, CSN Cimentos was extinguished and CSN assumed all its assets, rights and obligations.

The table below shows the allocation of net assets incorporated into the balance sheet of CSN:

	3/31/2015	5/01/2015
	Amount - Appraisal Report	Closing balance
Cash and cash equivalents	122,081	129,745
Trades receivable	429,450	433,542
Inventories	23,617	21,814
Deferred taxes	54,781	29,042
Other current assets and non current assets	30,030	21,452
Available-for-sale investments	119,811	93,564
Property, plant and equipment and Intangible assets	397,768	397,570
Trade payables	(31,041)	(30,180)
Other current liabilities and non current liabilities	(36,835)	(35,544)
Net assets	1,109,662	1,061,005

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7.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

								6/30/2015				12/31/2014	6/30/2014
Companies		Number of
		shares held by CSN		%				Profit	%				Profit
		in units)		Direct equity			Shareholders'	(loss)	Direct equity			Shareholders'	(loss)
		Common	Preferred	interest	Assets	Liabilities	equity	for the period	interest	Assets	Liabilities	equity	for the period
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	7,152,897	7,163,111	(10,214)	343,307	100.00	7,214,810	7,568,331	(353,521)	(35,308)
CSN Islands VIII Corp.	(*)												(877)
CSN Islands IX Corp.		3,000,000		100.00	1,853		1,853	(68)	100.00	1,113,075	1,111,155	1,920	(260)
CSN Islands X Corp.		1,000		100.00	19	72,987	(72,968)	(11,356)	100.00	20	61,633	(61,613)	2,425
CSN Islands XI Corp.		50,000		100.00	2,598,064	2,591,008	7,056	(1,387)	100.00	2,236,207	2,227,764	8,443	(610)
CSN Islands XII Corp.		1,540		100.00	2,286,990	3,106,380	(819,390)	(161,566)	100.00	2,000,851	2,658,674	(657,823)	(33,157)
CSN Minerals S.L.U.		3,500		100.00	4,548,281	16,302	4,531,979	395,979	100.00	4,151,169	15,169	4,136,000	(338,739)
CSN Export Europe, S.L.U.		3,500		100.00	1,101,527	6,497	1,095,030	167,182	100.00	930,973	3,125	927,848	(51,010)
CSN Metals S.L.U.		16,504,020		100.00	995,646	36,212	959,434	144,682	100.00	846,160	31,408	814,752	(85,633)
CSN Americas S.L.U.		3,500		100.00	1,739,841	20,840	1,719,001	95,142	100.00	1,588,221	23,490	1,564,731	(118,647)
CSN Steel S.L.U.		22,042,688		100.00	2,272,419	1,472,259	800,160	(187,757)	100.00	2,152,431	1,274,343	878,088	(71,858)
Sepetiba Tecon S.A.		254,015,052		99.99	362,953	117,477	245,476	9,932	99.99	358,321	122,778	235,543	28,696
Mineração Nacional S.A.		999,999		99.99	1,145	24	1,121	46	99.99	1,097	22	1,075	38
Estanho de Rondônia S.A.		51,665,047		99.99	36,675	17,737	18,938	(2,140)	99.99	35,101	14,023	21,078	(6,336)
Cia Metalic Nordeste		92,459,582		99.99	175,483	36,025	139,458	6,737	99.99	187,571	34,849	152,722	2,211
Companhia Metalúrgica Prada		78,283,207		99.99	676,333	544,301	132,032	(58,478)	99.99	618,212	427,701	190,511	(45,723)
CSN Cimentos S.A.								20,012	100.00	1,088,997	64,652	1,024,345	44,200
Congonhas Minérios S.A.		64,610,862		99.99	1,998,280	2,018,138	(19,858)	(4,255)	99.99	1,996,460	2,012,062	(15,602)	(2,650)
CSN Energia S.A.		43,149		99.99	87,916	18,760	69,156	9,886	99.99	73,569	14,299	59,270	32,082
FTL - Ferrovia Transnordestina Logística S.A.		306,241,571		89.79	560,643	226,642	334,001	(4,782)	88.41	566,259	272,513	293,746	(3,458)
Companhia Florestal do Brasil		21,120,514		99.99	32,253	11,284	20,969	(7)	99.99	29,471	8,495	20,976	(14)
Joint ventures
Nacional Minérios S.A.	(**)	285,040,443		60.00	9,757,896	406,130	9,351,766	347,498	60.00	10,113,587	642,561	9,471,026	119,065
Itá Energética S.A.		253,606,846		48.75	320,673	36,555	284,118	3,827	48.75	316,345	14,618	301,727	3,443
MRS Logística S.A.		52,414,154	40,301,916	27.27	2,120,243	1,319,496	800,747	38,906	27.27	1,959,145	1,182,454	776,691	45,874
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	16,019	14,802	1,217	(2,263)	50.00	18,678	15,196	3,482	(5)
CGPAR - Construção Pesada S.A.		50,000		50.00	54,871	43,870	11,001	4,441	50.00	61,689	55,129	6,560	5,543
Transnordestina Logística S.A.		22,761,085	1,397,545	62.70	4,298,687	3,013,019	1,285,668	(14,490)	62.64	4,115,120	2,818,184	1,296,936	(12,357)
Fair Value allocated to TLSA on loss of control							659,105					659,105
Associates
Arvedi Metalfer do Brasil		27,239,971		20.00	62,366	48,023	14,343	(2,386)	20.00	60,101	44,429	15,672	(177)
					43,259,973	22,357,879	21,561,199	1,136,642		43,833,640	22,719,057	21,773,688	(523,242)
Classified as available-for-sale
Usiminas							1,380,123					1,340,896
Panatlântica							31,618					31,589
							1,411,741					1,372,485
Other investments
Profits on subsidiaries' inventories							(120,674)	(20,052)				(100,622)	(23,395)
Other							65,018	887				65,019	(1,407)
							(55,656)	(19,165)				(35,603)	(24,802)
Total investments							22,917,284	1,117,477				23,110,570	(548,044)

Classification of investments in the balance sheet
Investments in assets							23,839,714					24,199,129
Investments with negative equity							(922,430)					(1,088,559)
							22,917,284					23,110,570

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the period refer to the equity interests held by CSN in those companies.

(*) Company extinguished in 2014.

(**) The assets and liabilities refer to the consolidated balance sheet for the stake held by CSN.

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7.b) Changes in investments in subsidiaries, joint ventures, joint operations, associates, and other investments

	Consolidated		Parent Company
	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Opening balance of investments	13,665,453	13,487,023	24,199,129	27,005,592
Opening balance of provision for impairment loss			(1,088,559)	(1,231,511)
Capital increase/acquisition of shares	3,229	10,279	85,301	93,960
Capital reduction (1)	(466,758)		(486,758)	(3,120,344)
Dividends	(14,679)	395,307	(36,116)	275,731
Comprehensive income (2)	(29,296)	(970,266)	187,815	(1,011,188)
Equity pickup (3)	368,150	743,119	1,117,477	1,098,243
Parent Company Incorporation			(1,061,005)
Other	5	(9)		87
Closing balance of investments	13,526,104	13,665,453	23,839,714	24,199,129
Closing balance of provision for impairment loss			(922,430)	(1,088,559)
Total	13,526,104	13,665,453	22,917,284	23,110,570

1.   Refers to capital reduction in the companies Nacional Minérios S.A. and Cia Metalic Nordeste, in 2015. In 2014, refers to capital reduction in the subsidiaries CSN Steel, CSN Americas, CSN Metals, CSN Minerals and CSN Export.

2.   Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments, the functional currency of which is not the Brazilian reais.

3.   The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies:

	Consolidated
	6/30/2015	12/31/2014
Equity in results of affiliated companies
Nacional Minérios S.A.	347,498	673,060
MRS Logística S.A.	38,734	102,476
CBSI - Companhia Brasileira de Serviços de Infraestrutura	(2,264)	572
Transnordestina	(14,489)	(27,465)
Arvedi Metalfer do Brasil	(1,329)	(5,524)
	368,150	743,119
Eliminations
To cost of sales	(18,258)	(45,812)
To net revenues	(2,188)	50,261
To finance expenses (a)		(628,629)
To taxes	6,952	212,221
Adjusted share of profit of joint ventures	354,656	331,160

(a)    As disclosed in note 7 (c) and note 16 (b), the Company signed an investment agreement for the new strategic alliance with the Asian Consortium. As a result, Namisa suspended the recognition of interest on the advances made for the operational agreements between CSN and Namisa.

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7.c) Investments in joint ventures and joint operations

The balances of the balance sheets and income statements of the companies under shared control are stated below:

	06/30/2015						12/31/2014
	Joint-Venture				Joint-Operation		Joint-Venture				Joint-Operation
Equity interest (%)	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	60.00%	27.27%	50.00%	62.70%	48.75%	50.00%	60.00%	27.27%	50.00%	62.64%	48.75%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	4,996,227	779,911	895	127,923	56,004	7,673	5,499,139	266,905	925	511,586	31,436	27,253
Advances to suppliers	505,576	8,665	1,669		248	95	250,469	13,994	98		364	337
Other current assets	232,938	455,894	23,955	63,436	18,234	45,964	309,054	532,016	30,164	54,196	15,859	32,146
Total current assets	5,734,741	1,244,470	26,519	191,359	74,486	53,732	6,058,662	812,915	31,187	565,782	47,659	59,736
Non-current assets
Advances to suppliers	8,954,114						9,236,170
Other non-current assets	136,838	567,332	88	266,328	31,791	7,816	129,504	503,849	86	253,307	32,371	85
Investments, PP&E and intangible assets	1,437,467	5,963,370	5,431	6,398,284	551,513	48,195	1,431,643	5,867,645	6,083	5,750,208	568,883	63,557
Total non-current assets	10,528,419	6,530,702	5,519	6,664,612	583,304	56,011	10,797,317	6,371,494	6,169	6,003,515	601,254	63,642
Total assets	16,263,160	7,775,172	32,038	6,855,971	657,790	109,743	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378

Current liabilities
Borrowings and financing	4,689	431,281		104,506		15,887	368,818	382,332		187,331		25,520
Other current liabilities	387,455	684,329	29,135	226,728	73,279	51,660	429,345	851,850	27,718	84,594	29,986	52,744
Total current liabilities	392,144	1,115,610	29,135	331,234	73,279	67,547	798,163	1,234,182	27,718	271,925	29,986	78,264
Non-current liabilities
Borrowings and financing	27,231	3,287,416		4,449,227		17,586	29,541	2,657,635		4,223,796		23,443
Other non-current liabilities	257,508	435,715	469	25,000	1,705	2,609	243,231	444,379	2,674	3,172		8,551
Total non-current liabilities	284,739	3,723,131	469	4,474,227	1,705	20,195	272,772	3,102,014	2,674	4,226,968		31,994
Shareholders’ equity	15,586,277	2,936,431	2,434	2,050,510	582,806	22,001	15,785,044	2,848,213	6,964	2,070,404	618,927	13,120
Total liabilities and shareholders’ equity	16,263,160	7,775,172	32,038	6,855,971	657,790	109,743	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378

	01/01/2015 a 06/30/2015						01/01/2014 a 06/30/2014
	Joint-Venture				Joint-Operation		Joint-Venture				Joint-Operation
Equity interest (%)	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	60.00%	27.27%	50.00%	62.70%	48.75%	50.00%	60.00%	27.27%	50.00%	62.68%	48.75%	50.00%
Statements of Income
Net revenue	272,735	1,470,683	76,603		76,034	103,532	841,439	1,400,424	70,488	14	72,799	122,458
Cost of sales and services	(258,558)	(1,016,883)	(75,532)		(41,003)	(78,992)	(660,435)	(977,661)	(66,522)	-	(41,869)	(102,638)
Gross profit	14,178	453,800	1,071		35,031	24,540	181,004	422,763	3,966	14	30,930	19,820
Operating (expenses) income	(52,552)	(110,658)	(5,025)	(15,337)	(24,283)	(9,396)	(79,958)	(104,327)	(4,091)	(12,690)	(22,225)	(1,706)
Finance income (costs), net	719,659	(125,965)	(572)	(7,788)	1,129	(957)	331,036	(59,735)	175	(7,039)	2,078	(576)
Income before income tax and social contribution	681,284	217,177	(4,526)	(23,125)	11,877	14,187	432,082	258,701	50	(19,715)	10,783	17,538
Current and deferred income tax and social contribution	(102,120)	(74,503)			(4,026)	(5,306)	(233,640)	(90,477)	(59)	-	(3,721)	(6,452)
Profit / (loss) for the period	579,164	142,674	(4,526)	(23,125)	7,851	8,881	198,442	168,224	(9)	(19,715)	7,062	11,086

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and income statement of the period amounts refer to 100% of the companies’ results.

•       NACIONAL MINÉRIOS S.A. - (“Namisa”)

New strategic alliance with the Asian Consortium

On December 11, 2014, CSN’s Board of Directors approved the formation of a strategic alliance with the Asian Consortium (“JKTC”) .

This transaction consists of creating a partnership between CSN and the Asian Consortium, under which the Asian Consortium will contribute its 40% stake in Namisa to Congonhas Minérios S.A. (“Congonhas Minérios”), a non-operating subsidiary of CSN, and to which CSN will contribute its Casa de Pedra iron ore mine, its 60% stake in Namisa, its 8.63% stake in MRS, and the assets of and the rights to manage and operate the TECAR Port concession.

After closing the deal, CSN and the JKTC will hold approximately 88.25% and 11.75% of the share capital of Congonhas Minérios, respectively.

These percentages were set considering the valuation of the entities´ net assets that will compose Congonhas Minérios and adjustments resulting from negotiations between CSN and JKTC involving the extinction of existing operating agreements between CSN and Namisa. As usual in transactions of this nature, in its closing will be held cash adjustments, debt and working capital.

The transaction also provides for an earn-out mechanism, under which a qualifying liquidity event occurring within certain valuation parameters and a given period of time agreed after the transaction is closed could dilute the JKTC equity interest in Congonhas Minérios from 11.75% up to 8.21%.

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The transaction’s primary purpose is to capture synergies among the businesses involved in this reorganization and generate shareholder value to create a world-class company. The main synergies identified are related to procedure optimization, increasing operation efficiencies and cutting operating costs, and capital expansion.

A portion of Congonhas Minérios’ iron ore production will be sold to members of the JKTC and CSN. These rights are laid down in long-term supply agreements.

The closing of the transaction is subject to the parties reaching a consensus on a business plan, regulatory approvals by antitrust authorities and the governmental authorities responsible for regulating mining and ports rights, and other conditions precedent usual in this type of transaction. The closing date is scheduled for the end of 2015.

If the transaction described above is not completed by the mentioned closing date (end of 2015), some obligations, the terms and conditions of the operation established in the agreements signed between the Company and JKTC in the year 2008, which remain suspended as a result of the transaction signing, will again be in force.

The shareholders' agreement signed in 2008 provides that certain situations of standstill between the shareholders and not resolved after mediation and negotiation procedures between the parties´ executives may give rise to the Company's right to exercise call option and the consortium´s right to exercise put option of its stake in Namisa.

Other agreements signed in order to enable this association in 2008, among the share purchase agreement as well as the long-term operating agreements between Namisa and the Company, provide for certain obligations that if not accomplished or resolved in the deadlines can give rise to, in certain situations, to the aggrieved party´s right to exercise put option or purchase, as appropriate, the shareholding of the JKTC in the Namisa.

Any of these events can generate a significant disbursement that may have adverse effect on the Company.

8.     PROPERTY, PLANT AND EQUIPMENT

The information related to property, plant and equipment did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014.

	Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Cost	216,458	3,021,437	16,791,750	167,410	2,243,967	414,276	22,855,298
Accumulated depreciation		(588,987)	(6,292,074)	(130,777)		(219,320)	(7,231,158)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Effect of foreign exchange differences	3,749	12,237	61,615	307	751	1,997	80,656
Acquisitions		4	192,696	1,401	698,771	7,765	900,637
Capitalized interest (Notes 22 and 26)					70,483		70,483
Write-offs (note 21)			(681)	(13)	(3,827)	(32)	(4,553)
Depreciation		(50,556)	(476,842)	(2,864)		(8,627)	(538,889)
Transfers to other asset categories		230,854	343,570	28	(575,109)	657
Transfers to intangible assets					(1,782)		(1,782)
Other			(32,677)		9,158	(1,279)	(24,798)
Balance at June 30, 2015	220,207	2,624,989	10,587,357	35,492	2,442,412	195,437	16,105,894
Cost	220,207	3,272,773	17,339,755	170,297	2,442,412	424,869	23,870,313
Accumulated depreciation		(647,784)	(6,752,398)	(134,805)		(229,432)	(7,764,419)
Balance at June 30, 2015	220,207	2,624,989	10,587,357	35,492	2,442,412	195,437	16,105,894

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	Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Cost	110,181	2,003,303	13,877,027	136,041	2,118,097	301,835	18,546,484
Accumulated depreciation		(216,731)	(4,994,957)	(107,005)		(118,497)	(5,437,190)
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Acquisitions			176,847	786	650,590	235	828,458
Merger of subsidiaries	1,400	214,879	175,298	561	13	4,713	396,864
Capitalized interest (Notes 22 and 26)					70,483		70,483
Write-offs (note 21)			(37)	(12)	(3,827)	(31)	(3,907)
Depreciation		(28,846)	(383,164)	(2,440)		(5,665)	(420,115)
Transfers to other asset categories		200,713	316,108	11	(516,832)
Transfers to intangible assets					(563)		(563)
Other			(35,549)		9,187	(2,020)	(28,382)
Balance at June 30, 2015	111,581	2,173,318	9,131,573	27,942	2,327,148	180,570	13,952,132
Cost	111,581	2,441,565	14,491,214	137,919	2,327,148	304,377	19,813,804
Accumulated depreciation		(268,247)	(5,359,641)	(109,977)		(123,807)	(5,861,672)
Balance at June 30, 2015	111,581	2,173,318	9,131,573	27,942	2,327,148	180,570	13,952,132

(*) Refer basically to railway assets such as courtyards, tracks and railway sleepers, and leasehold improvements, vehicles, hardware, mines and ore deposits, and spare part inventories.

The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
	Project description	Start date	Completion date		6/30/2015	12/31/2014
Logistics
	Current investments for maintenance of current operations.				58,046	45,522
					58,046	45,522
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2015/2016	(1)	691,272	462,075
	Expansion of TECAR export capacity.	2009	2017	(2)	378,116	332,394
	Current investments for maintenance of current operations.				58,133	60,236
					1,127,521	854,705
Steel
	Construction of a long steel plant to produce rebar and machine wire.	2008	2015	(3)	91,722	95,991
	Implementation of the AF#3’s gas pressure recovery.	2006	2015		386	1,140
	Expansion of the service center/Mogi.	2013	2015	(4)	9,211	46,993
	Current investments for maintenance of current operations.				228,130	159,499
					329,449	303,623
Cement
	Construction of cement plants.	2011	2016	(5)	926,259	1,030,938
	Current investments for maintenance of current operations.				1,137	9,179
					927,396	1,040,117
Total construction in progress					2,442,412	2,243,967

(1)  Expected date for completion of the Central Plant Stage 1 and Magnetic Separators;

(2)  Expected date for completion of the 60 Mtpa stage;

(3) Startup in the first half of 2014; negotiations in progress with advances for new plants;

(4) Expected date for completion of Service Center/Mogi;

(5) Expected date for completion of Minas Gerais unit.

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In the last quarter of 2014 the management conducted a review of useful lives for all the Company's units. Due to the current investment maintenance in the industrial facilities equipment, the useful life of machinery and equipment has increased due to this review. Therefore, the estimated useful lives for the current year are as follows:

	Consolidated		Parent Company
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Buildings	43	43	42	41
Machinery, equipment and facilities	18	14	18	13
Furniture and fixtures	10	11	11	11
Other	29	26	13	18

8.a) Depreciation and amortization expense:

Additions to depreciation, amortization and depletion for the period were distributed as follows:

	Consolidated
	Six-month period ended		Three-month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Production cost	531,909	569,819	273,033	290,355
Selling expenses	4,630	4,447	2,330	2,230
General and administrative expenses	6,639	7,328	3,317	3,663
	543,178	581,594	278,680	296,248
Other operating expenses (*)	18,477	18,559	9,473	9,499
	561,655	600,153	288,153	305,747

	Parent Company
	Six-month period ended		Thee-month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Production cost	416,685	468,423	214,273	237,862
Selling expenses	3,658	3,389	1,880	1,702
General and administrative expenses	4,213	4,866	2,074	2,453
	424,556	476,678	218,227	242,017
Other operating expenses (*)		714		714
	424,556	477,392	218,227	242,731

(*) Refers to the depreciation of unused equipment and intangible assets amortization, see note 21.

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9.     INTANGIBLE ASSETS

The information related to intangible assets did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2015.

	Consolidated						Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Other	Total	Goodwill	Software	Total
Balance at December 31, 2014	407,434	347,115	79,867	109,052	185	943,653	13,091	75,825	88,916
Cost	666,768	415,964	153,080	109,052	185	1,345,049	14,135	110,241	124,376
Accumulated amortization	(150,004)	(68,849)	(73,213)			(292,066)	(1,044)	(34,416)	(35,460)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at December 31, 2014	407,434	347,115	79,867	109,052	185	943,653	13,091	75,825	88,916
Effect of foreign exchange differences		24,285	39	7,884	12	32,220
Acquisitions and expenditures			123		78	201
Merger of subsidiary								706	706
Transfer of property, plant and equipment			860		922	1,782		563	563
Amortization		(17,647)	(5,119)			(22,766)		(4,441)	(4,441)
Balance at June 30, 2015	407,434	353,753	75,770	116,936	1,197	955,090	13,091	72,653	85,744
Cost	666,768	446,037	156,631	116,936	1,197	1,387,569	14,135	112,368	126,503
Accumulated amortization	(150,004)	(92,284)	(80,861)			(323,149)	(1,044)	(39,715)	(40,759)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at June 30, 2015	407,434	353,753	75,770	116,936	1,197	955,090	13,091	72,653	85,744

10.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

	Consolidated					Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014
FOREIGN CURRENCY
Prepayment	1% to 3.5%	141,603	346,719	2,835,776	2,338,327	141,603	76,642	2,835,776	2,323,290
Prepayment	3.51% to 8%	20,076	12,411	2,001,177	1,713,249	115,918	158,915	7,713,994	6,869,730
Perpetual bonds	7%	4,223	3,615	3,102,600	2,656,200
Fixed rate notes	4.14% to 10%	145,342	1,236,634	5,789,498	4,996,352	1,387,198	1,187,610	1,861,560	1,593,720
Intercompany bonds	6M Libor + 2.25% and 3%					99,602	73,839	1,065,088	910,983
Other	1.2% to 8%	93,818	51,634	347,985	387,240
		405,062	1,651,013	14,077,036	12,091,368	1,744,321	1,497,006	13,476,418	11,697,723
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and fixed rate of 2.5% to 10%	41,859	85,373	998,359	965,849	13,363	48,308	922,859	879,681
Debentures	105.8% to 111.2% of CDI	310,646	847,411	1,650,000	1,550,000	310,646	847,411	1,650,000	1,550,000
Prepayment	106.5% to 110.79% of CDI and fixed rate of 8%	584,987	118,870	5,100,000	5,345,000	554,853	93,087	3,100,000	3,345,000
CCB	112.5% of CDI	123,482	101,841	7,200,000	7,200,499	226,983	101,841	7,200,000	7,200,000
Intercompany bonds	110.79% of CDI					755,834	148,686	1,159,443	1,759,474
Other		111,447	9,422	12,102	11,549	1,232	2,258
		1,172,421	1,162,917	14,960,461	15,072,897	1,862,911	1,241,591	14,032,302	14,734,155
Total borrowings and financing		1,577,483	2,813,930	29,037,497	27,164,265	3,607,232	2,738,597	27,508,720	26,431,878
Transaction costs and issue premiums		(24,189)	(23,406)	(68,826)	(71,410)	(20,223)	(18,362)	(61,387)	(61,966)
Total borrowings and financing + transaction costs		1,553,294	2,790,524	28,968,671	27,092,855	3,587,009	2,720,235	27,447,333	26,369,912

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The balances of prepaid related parties borrowings total R$5,808,660 as of June 30, 2015 (R$5,302,985 as of December 31, 2014) and the balances of Fixed Rate Notes and related parties Bonds total R$3,248,758 (R$2,781,330 as of December 31, 2014), see note 16b.

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of June 30, 2015, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

	Consolidated		Parent Company
2016	2,189,764	8%	3,144,068	11%
2017	4,478,860	15%	4,304,667	15%
2018	4,746,281	16%	4,376,277	16%
2019	6,577,908	23%	4,995,901	18%
2020	5,919,578	20%	3,160,094	11%
After 2021	2,022,506	7%	7,527,713	28%
Perpetual bonds	3,102,600	11%
	29,037,497	100%	27,508,720	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

	Consolidated		Parent Company
	6/30/2015	31/12/2014	6/30/2015	31/12/2014
Opening balance	29,883,379	27,746,430	29,090,147	25,249,354
Funding transactions	612,634	1,907,479	608,563	3,401,090
Repayment	(2,022,153)	(1,288,046)	(1,043,372)	(1,338,772)
Charges - payments	(1,358,562)	(2,401,241)	(1,201,511)	(2,084,300)
Charges - provision	1,398,358	2,524,849	1,376,480	2,309,311
Buyback of debt securities	(40,671)	(172,432)
Other	2,048,980	1,566,340	2,204,035	1,553,464
Closing balance	30,521,965	29,883,379	31,034,342	29,090,147

(*) Includes foreign exchange and monetary variations.

•       Loans raised

In the first quarter of 2015, the Company contracted with Banco do Brasil a promissory note in the amount of R$ 100,000 and an export prepayment in the amount of R$200,000, maturing in September 2015 and December 2017, respectively. Also issued 10,000 debentures, in a single, unsecured and non-convertible series at the unit face value of R$10 totaled R$100,000, maturing in January 2022 with early redemption option.

In the second quarter of 2015, the Company contracted with Caterpillar Financial Services an export prepayment agreement in the amount of R$208,563, maturing in March 2020.

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•       Amortization

In 2015, the Company amortized the amount of R$3,380,715 (principal and interest), being basically R$1,395,258 of Fixed Rate Notes, R$667,205 of export prepayment, R$666,964 of Debentures and R$450,529 of CCB.

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and jointly controlled entities. As of June 30, 2015, the amount of the borrowing is R$1,233 (R$2,256 as of December 31, 2014).

The Company’s borrowing and financing agreements with BNDES contain some covenants that are usual in agreements of this nature and the Company is compliant with them as of June 30, 2015.

11.   FINANCIAL INSTRUMENTS

The information related to financial instruments did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2015.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

•           Classification of financial instruments

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Consolidated		6/30/2015					12/31/2014
	Notes	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current assets
Cash and cash equivalents	3			7,844,428		7,844,428			8,686,021		8,686,021
Trade receivables, net	4			1,936,217		1,936,217			1,650,967		1,650,967
Derivative financial instruments	6		8,606			8,606		174,611			174,611
Trading securities	6		10,886			10,886		13,798			13,798
Loans - related parties	6			90,748		90,748			517,493		517,493
Total			19,492	9,871,393		9,890,885		188,409	10,854,481		11,042,890

Non-current assets
Other trade receivables	6			1,059		1,059			1,347		1,347
Investments		1,411,741				1,411,741	1,441,032				1,441,032
Short-term investments									34,874		34,874
Loans - related parties	6			222,278		222,278			117,357		117,357
Total		1,411,741		223,337		1,635,078	1,441,032		153,578		1,594,610

Total assets		1,411,741	19,492	10,094,730		11,525,963	1,441,032	188,409	11,008,059		12,637,500

Liabilities
Current liabilities
Borrowings and financing	10				1,577,483	1,577,483				2,813,930	2,813,930
Derivative financial instruments	12		56,330			56,330		65			65
Trade payables					1,761,657	1,761,657				1,638,505	1,638,505
Dividends and interest on capital					2,265	2,265				277,097	277,097
Total			56,330		3,341,405	3,397,735		65		4,729,532	4,729,597

Non-current liabilities
Borrowings and financing	10				29,037,497	29,037,497				27,164,265	27,164,265
Derivative financial instruments	12							21,301			21,301
Total					29,037,497	29,037,497		21,301		27,164,265	27,185,566

Total liabilities			56,330		32,378,902	32,435,232		21,366		31,893,797	31,915,163

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				6/30/2015				12/31/2014
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		8,606		8,606		174,611		174,611
Trading securities	10,886			10,886	13,798			13,798
Non-current assets
Available-for-sale financial assets
Investments	1,411,741			1,411,741	1,441,032			1,441,032
Total assets	1,422,627	8,606		1,431,233	1,454,830	174,611		1,629,441

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		56,330		56,330		65		65
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments						21,301		21,301
Total liabilities		56,330		56,330		21,366		21,366

II – Investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil involving companies considered as top ranked by the Company, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

 Impairment of financial assets classified as available for sale

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The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA). According to Company´s policy, the gains and losses arising from changes in the price of shares are recorded directly in equity under other comprehensive income.

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months. If a decline in the market value of the instrument is considered prolonged, the corresponding part previously recorded in other comprehensive income must be registered as impairment loss in the income statement.

As of March 31, 2015, after a decline in the quoted prices of the common shares (USIM5) as compared with the quoted prices as of December 31, 2014, the Company reclassified the accumulated losses for the quarter recognized in other comprehensive income, amounting to R$5,555, net of income tax and social contribution, to profit (loss) for the period, recognizing R$8,417 in other operating expenses and R$2,862 in deferred taxes.

As of June 30, 2015, after a new decline in the quoted prices of the common shares (USIM5) as compared with the quoted prices as of March 31, 2015, the Company reclassified the accumulated losses for the quarter recognized in other comprehensive income, amounting to R$59,027 net of income tax and social contribution, to profit (loss) for the period, recognizing R$89,434 in other operating expenses and R$30,407 in deferred taxes.

The Company’s interest in Usiminas has not changed as compared with the percentage disclosed in the financial statements as of December 31, 2014.

•       Share Market risks

The Company is exposed to the risk of changes in share prices due to the investments made and classified as available-for-sale.

According to the Company’s accounting policies, any negative changes in the investment in Usiminas considered significant (impairment) are recognized in profit or loss, and positive changes are recognized in comprehensive income until the investment is realized.

As of June 30, 2015, the amount recognized in comprehensive income for investments available for sale, net of taxes is R$318,685.

III -   Financial Instrument Policies:

As of June 30, 2015, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2014.

11.a) Foreign exchange risk

•           Foreign exchange exposure

The consolidated net exposure as of June 30, 2015 is as follows:

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		6/30/2015
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	2,268,576	5,721
Trade receivables	177,710	9,381
Other assets	126	3,285
Total assets	2,446,412	18,387
Borrowings and financing	(4,525,332)	(121,950)
Trade payables	(149,689)	(7,978)
Other liabilities	(18,012)	(33,712)
Total liabilities	(4,693,033)	(163,640)
Foreign exchange exposure	(2,246,621)	(145,253)
Notional amount of derivatives contracted, net	645,000
Cash flow hedge accounting	775,000
Net foreign exchange exposure	(826,621)	(145,253)

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•            Exchange swap transactions

				6/30/2015				12/31/2014			6/30/2015
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2015
Counterparties	Functional currency	Functional currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander		Dollar					10,000	30,414	(25,068)	5,346	(18)
Total dollar x CDI swap							10,000	30,414	(25,068)	5,346	(18)

Itaú BBA	6/7/2015	Dollar	30,000	92,957	(94,679)	(1,722)	340,000	900,795	(845,425)	55,370	83,057
HSBC	7/14/2015	Dollar	60,000	185,904	(185,722)	182	568,000	1,502,936	(1,430,394)	72,542	151,772
HSBC	7/02/2015 to 7/14/2015	Dollar	275,000	852,101	(868,291)	(16,190)	10,000	26,416	(26,481)	(65)	(16,125)
Deutsche Bank	7/14/2015	Dollar	30,000	92,952	(92,883)	69	140,000	370,134	(361,327)	8,807	49,324
Deutsche Bank	7/02/2015 to 7/14/2015	Dollar	140,000	433,801	(442,680)	(8,879)					(8,879)
Goldman Sachs	7/14/2015	Dollar	30,000	92,952	(92,782)	170	130,000	344,207	(329,258)	14,949	49,853
Goldman Sachs	7/02/2015 to 7/6/2015	Dollar	80,000	247,886	(252,528)	(4,642)					(4,642)
Santander		Dollar					30,000	79,224	(77,576)	1,648	12,445
Total dollar x real swap (NDF)			645,000	1,998,553	(2,029,565)	(31,012)	1,218,000	3,223,712	(3,070,461)	153,251	316,805

HSBC		Euro					30,000	98,688	(96,444)	2,244	33,783
Itaú BBA		Euro					60,000	197,366	(192,888)	4,478	5,885
Total dollar x euro swap (NDF)							90,000	296,054	(289,332)	6,722	39,668

BBVA	07/07/2015 to 12/31/2015	Dollar	11,331	35,041	(34,805)	236					236
Banco Novo	07/27/2015 to 11/30/2015	Dollar	57,345	177,346	(176,369)	977	18,009	47,866	(46,481)	1,385	(408)
BNPP	07/06/2015 to 11/30/2015	Dollar	44,012	136,110	(130,076)	6,034	31,516	83,768	(80,215)	3,553	2,481
DB		Dollar					30,604	81,343	(77,054)	4,289	(5,193)
Total dollar-to-euro swap			112,688	348,497	(341,250)	7,247	80,129	212,977	(203,750)	9,227	(2,884)

Itaú BBA	1/3/2016	Real	150,000	177,401	(187,751)	(10,350)	150,000	168,496	(177,265)	(8,769)	(1,581)
HSBC	2/5/16 to 3/1/16	Real	185,000	217,874	(231,708)	(13,834)	185,000	206,843	(218,768)	(11,925)	(1,909)
Deutsche Bank	1/3/2016	Real	10,000	11,757	(12,470)	(713)	10,000	11,167	(11,774)	(607)	(106)
Total Fixed rate-to-CDI interest rate swap			345,000	407,032	(431,929)	(24,897)	345,000	386,506	(407,807)	(21,301)	(3,596)

Itaú BBA	1/3/2016	Real	30,000	31,255	(31,077)	178					178
HSBC	02/05/16 to 03/01/16	Real	120,000	124,950	(124,190)	760					760
Total interest rate- to-CDI swap			150,000	156,205	(155,267)	938					938

				2,910,287	(2,958,011)	(47,724)		4,149,663	(3,996,418)	153,245	350,913

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11.b) Transactions with Derivative Financial Instruments:

•         Classification of the derivatives in the balance sheet and statement of income

							06/30/2015
Instruments	Assets			Liabilities			Finance income (costs), net (Note 22)
	Current	Non-current	Total	Current	Non-current	Total
Dollar - to-CDI swap (*)							(18)
Dollar- to- real swap (NDF)	421		421	31,433		31,433	316,805
Dollar- to- euro swap (NDF)							39,668
Dollar - to- euro swap	7,247		7,247				(2,884)
Fixed rate- to- CDI swap				24,897		24,897	(3,596)
CDI -to- fixed rate swap	938		938				938
	8,606		8,606	56,330		56,330	350,913

						12/31/2014	06/30/2014
Instruments	Assets			Liabilities			Finance income (costs), net (Note 22)
	Current	Non-current	Total	Current	Non-current	Total
Dollar- to- CDI swap (*)	5,346		5,346				(22,087)
Dollar-to- real swap (NDF)	153,316		153,316	65		65	(158,796)
Dollar -to-euro swap(NDF)	6,722		6,722				675
Dollar -to- euro -swap	9,227		9,227				463
Libor -to - CDI swap (**)							(943)
Fixed rate-to- CDI swap					21,301	21,301	3,183
	174,611		174,611	65	21,301	21,366	(177,505)

(*) The positions of the swap transactions were settled in January 2015

(**) The positions of the swap transactions were settled in May 2014, together with their guarantee deposit.

Fixed rate-to-CDI swap

The purpose of this transaction is to peg obligations subject to a post-fixed rate (CDI) to a fixed rate. Basically, the Company contracted swaps for its obligations indexed to CDI, in which it receives interest on the notional amount (long position) and pays a pre-fixed rate on the notional amount of the contract date (short position). The gains and losses on this contract are directly related to CDI fluctuations. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

•       Hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities have been temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently.

The table below shows a summary of the hedging relationships as of June 30, 2015:

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							6/30/2015
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Impact on shareholders’ equity
11/3/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016- September 2019	2.4442	500,000	(329,200)
12/1/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015-February 2019	2.5601	175,000	(94,938)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000	(42,455)
Total						775,000	(466,593)

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of June 30, 2015 are as follows:

	12/31/2014	Addition	Reversal	6/30/2015
Cash flow hedge accounting	120,633	345,960		466,593
Income tax and social contribution on cash flow hedge accounting	(41,015)	(117,626)		(158,641)
Fair value of cash flow hedge, net of taxes	79,618	228,334		307,952

As of June 30, 2015 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•         Sensitivity analysis of Derivative Financial Instruments and Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of June 30, 2015.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	6/30/2015
Currency	Exchange rate	Scenario 1	Scenario 2
USD	3.1026	3.8783	4.6539
EUR	3.4603	4.3254	5.1905
USD x EUR	1.1153	1.3941	1.6730

	6/30/2015
Interest	Interest rate	Scenario 1	Scenario 2
CDI	13.64%	17.05%	20.46%

The effects on income statement, considering both scenarios are shown below:

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	6/30/2015
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Dollar-to-real swap (NDF)	645,000	Dollar	218,948	499,638	999,275

Hedge accounting of exports	775,000	Dollar	263,423	601,129	1,202,258

Currency position	(2,246,621)	Dollar	(763,626)	(1,742,592)	(3,485,183)
(not including exchange derivatives above)

Consolidated exchange position	(826,621)	Dollar	(281,255)	(641,825)	(1,283,650)
(including exchange derivatives above)

Currency position	(145,253)	Euro	(45,319)	(125,655)	(251,311)
(not including exchange derivatives above)

Consolidated exchange position	(145,253)	Euro	(45,319)	(125,655)	(251,311)
(including exchange derivatives above)

Dollar-to-euro swap	112,688	Dollar	7,207	(64,594)	(107,657)

(*) The likely scenarios were calculated considering the following changes to the risks: Real x Dollar - Real devaluation of 10.96% / Real x Euro – Real devaluation of 9.02% / Dollar x Euro - Dollar appreciation of 2.02%. Source: prices Banco Central do Brasil in 8/03/2015.

11.c) Interest rate risk

•         Sensitivity analysis of interest rate swaps

	6/30/2015
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Fixed rate-to-CDI interest rate swap	345,000	CDI	(24,897)	(8,214)	(16,343)

Dollar-to-CDI interest rate swap	150,000	CDI	938	1,182	4,212

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of June 30, 2015 recognized in the company's assets and liabilities.

The Company considered scenarios 1, and 2 as 25% and 50% of deterioration for volatility of the interest as of June 30, 2015.

•         Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and 2 as 25% and 50% of evolution for volatility of the interest as of 30 June, 2015

			Impact on profit or loss
Changes in interest rates	% a.a	Probable scenario	Scenario 1	Scenario 2
TJLP	6.00	(6,465)	(15,255)	(30,510)
Libor	0.44	(37,575)	(5,517)	(11,034)
CDI	13.64	(204,843)	(503,370)	(1,006,740)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values at June 30, 2015 recorded in the Company´s assets and liabilities.

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11.d) Liquidity risk

Below are the contractual maturities of financial liabilities, including interest.

	Consolidated
At June 30, 2015	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	1,577,483	6,668,624	17,243,767	5,125,106	30,614,980
Derivative financial instruments	56,330				56,330
Trade payables	1,761,657				1,761,657
Dividends and interest on capital	2,265				2,265
At December 31, 2014
Borrowings, financing and debentures	2,813,930	7,075,910	15,650,855	4,437,500	29,978,195
Derivative financial instruments	65	21,301			21,366
Trade payables	1,638,505				1,638,505
Dividends and interest on capital	277,097				277,097

•               Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		6/30/2015		12/31/2014
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,106,823	2,040,801	2,659,815	1,974,031
Fixed rate notes	5,934,840	5,368,196	6,232,986	6,267,272

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12.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Payables to related parties (Note 16 b)	763,433	249,758	8,954,660	9,236,716	864,911	339,613	9,110,526	9,810,648
Derivative financial instruments (Note 11 I)	56,330	65		21,301
Exclusive funds (1)					54,971
Dividends and interest on capital payable to Company owners		152,966				152,966
Dividends and interest on capital payable non-controlling interets	2,265	124,131			2,265	124,131
Advances from customers	30,481	22,905			21,591	14,932
Taxes in installments	30,201	33,358	15,458	20,728	22,462	23,348	1,476	1,823
Profit sharing - employees	85,264	120,278			71,798	108,902
Other payables	162,083	141,648	39,051	36,618	63,465	39,705	6,328	6,041
	1,130,057	845,109	9,009,169	9,315,363	1,101,463	803,597	9,118,330	9,818,512

1. Refers to derivative transactions managed by exclusive funds.

13.   INCOME TAX AND SOCIAL CONTRIBUTION

The information related to income tax and social contribution did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2015.

13.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Income tax and social contribution (expense) income
Current	(92,044)	(220,365)	121,915	(96,354)
Deferred	599,697	177,889	(116,779)	81,033
	507,653	(42,476)	5,136	(15,321)

	Parent Company
	Six-month period ended		Three-month period ended
	6/30/2015	6/30/2014	6/30/2015	6/30/2014
Income tax and social contribution (expense) income
Current	(6,040)		150,725	11,717
Deferred	642,283	162,024	(52,263)	62,594
	636,243	162,024	98,462	74,311

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

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				Consolidated
	Six-month period ended		Three-month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
(Loss) Profit before income tax and social contribution	(730,444)	113,605	(619,729)	34,354
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	248,351	(38,626)	210,708	(11,680)
Adjustment to reflect the effective rate:
Share of profits of investees	120,583	(38,383)	(14,900)	(22,912)
Profit with differentiated rates or untaxed	195,504	70,328	(145,763)	42,034
Transfer pricing adjustment	(22,335)	(11,509)	(22,094)	(6,583)
Tax loss carryforwards without recognizing deferred taxes	(25,194)	(21,281)	(14,364)	(8,929)
Indebtdness limit	(18,712)		(10,994)
Other permanent deductions (add-backs)	9,456	(3,005)	2,543	(7,251)
Income tax and social contribution in profit for the period	507,653	(42,476)	5,136	(15,321)
Effective tax rate	69%	37%	1%	45%

				Parent Company
	Six-month period ended		Three-month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
(Loss) profit before income tax and social contribution	(858,455)	(84,975)	(712,730)	(52,596)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	291,875	28,892	242,328	17,883
Adjustment to reflect the effective rate:
Share of profits of investees	379,942	156,009	(110,525)	79,276
Transfer pricing adjustment	(22,335)	(11,509)	(22,094)	(6,583)
Indebtdness limit	(18,712)		(10,994)
Other permanent deductions (add-backs)	5,473	(11,368)	(253)	(16,265)
Income tax and social contribution in profit for the period	636,243	162,024	98,462	74,311
Effective tax rate	74%	191%	14%	141%

13.b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the financial statements.

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	Consolidated
	Opening balance	Movement		Closing balance
	12/31/2014	Comprehensive income	Profit or loss	6/30/2015
Deferred tax assets
Income tax losses	383,185	11,629	(177,548)	217,266
Social contribution tax losses	75,662		(699)	74,963
Temporary differences	2,157,211	86,070	762,647	3,005,928
- Provision for tax, social security, labor, civil and environmental risks	226,741		44,538	271,279
- Provision for environmental liabilities	71,925		(5,653)	66,272
- Asset impairment losses	68,981		3,867	72,848
- Inventory impairment losses	32,366		2,194	34,560
- (Gains)/losses on financial instruments	(6,419)		859	(5,560)
- (Gains)/losses on available-for-sale financial assets	618,291	(23,312)	33,269	628,248
- Actuarial liability (pension and healthcare plan)	163,627	(68)		163,559
- Accrued supplies and services	68,483		38,577	107,060
- Allowance for doubtful debts	29,852		5,057	34,909
- Goodwill on merger	(102,659)	(8,435)	111,094
- Unrealized exchange differences (*)	1,011,007		539,736	1,550,743
- (Gain) on loss of control over Transnordestina	(224,096)			(224,096)
- Cash flow hedge accounting	41,015	117,626		158,641
- Other	158,097	259	(10,891)	147,465
Non-current assets	2,616,058	97,699	584,400	3,298,157

Deferred tax liabilities
- Fair value adjustment - Acquisition of SWT	222,454	14,768	(15,072)	222,150
- Other	16,438	1,200	(225)	17,413
Non-current liabilities	238,892	15,968	(15,297)	239,563

	Parent company
	Opening balance	Movement			Closing balance
	12/31/2014	Comprehensive income	Profit or loss	Incorporation	6/30/2015
Deferred tax assets
Income tax losses	219,211		(1,943)		217,268
Social contribution tax losses	75,662		(699)		74,963
Temporary differences	2,144,056	102,821	644,925	29,042	2,920,844
- Provision for tax, social security, labor, civil and environmental risks	218,645		43,564	6,153	268,362
- Provision for environmental liabilities	71,925		(5,653)		66,272
- Asset impairment losses	62,304		4,186	6,356	72,846
- Inventory impairment losses	29,939		2,039	831	32,809
- (Gains)/losses on financial instruments	(5,037)		540	(1,063)	(5,560)
- (Gains)/losses on available-for-sale financial assets	594,397	(14,805)	33,269	15,387	628,248
- Actuarial liability (pension and healthcare plan)	163,763			(203)	163,560
- Accrued supplies and services	66,619		39,033	1,408	107,060
- Allowance for doubtful debts	25,987		4,823	151	30,961
- Unrealized exchange differences (*)	1,011,007		539,736		1,550,743
- (Gain) on loss of control over Transnordestina	(224,096)				(224,096)
- Cash flow hedge accounting	41,015	117,626			158,641
- Other	87,588		(16,612)	22	70,998
Non-current assets	2,438,929	102,821	642,283	29,042	3,213,075

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

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As of June 30, 2015, the information related to the Group´s income tax and social contribution loss carryforwards did not have significant changes in relation to that disclosed in the Company´s financial statements as of December 31, 2014. As a result, the estimated recovery of the deferred tax assets remains the same as previously disclosed by the Company.

The Company’s corporate structure includes foreign subsidiaries whose profits are subject to income tax levied by the related countries, recognized at tax rates lower than in Brazil.

From 2011 to the second quarter of 2015, these subsidiaries generated profits amounting to R$3,815,542, which tax authorities may understand that have already been distributed, hence, it would be subject to  additional taxation in Brazil, in the approximate amount of R$1,297,284. The Company, based on its legal counsel's opinion, assessed the likelihood of loss in a potential challenge by tax authorities as possible and, therefore, no provision was recognized in the condensed interim financial statements.

•         Law 12.973/14

Law 12.973, enacted in May 2014, brought significant changes to tax legislation, which among others, revoked the Transition Tax Regime (RTT).Theses changes directly impact the determination of the income tax and social contribution basis. As from 2015, the application of the Law is mandatory and CSN applied the Law´s requirements.

13.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	Consolidated			Parent Company
	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Income tax and social contribution
Actuarial gains on defined benefit pension plan	65,128	65,372	65,247	65,247
Changes in the fair value on available-for-sale financial assets	(164,171)	(140,859)	(144,940)	(130,135)
Actuarial gains and assets available for sale by incorporation			(19,349)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	158,641	41,015	158,641	41,015
	(365,912)	(459,982)	(365,911)	(449,383)

14.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

As of June 30, 2015, the information related to judicial deposits and proceedings did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014. Details of the accrued amounts and related judicial deposits are as follows:

	Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Tax	203,544	129,524	80,695	77,836	147,791	109,173	67,842	67,483
Social security	65,184	62,277	46,193	46,193	64,367	61,498	46,193	46,193
Labor	529,306	444,243	157,691	136,396	476,761	377,224	130,469	105,833
Civil	117,205	106,143	21,708	17,897	97,788	86,360	13,688	13,588
Environmental	14,371	3,981	1,697	1,697	14,367	3,978	1,628	1,628
Judicial deposits			3,888	8,785				5,177
	929,610	746,168	311,872	288,804	801,074	638,233	259,820	239,902

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended June 30, 2015 were as follows:

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					Consolidated
					Current + Non-current
Nature	12/31/2014	Additions	Net adjustment	Net utilization of reversal	6/30/2015
Tax	129,524	102,867	3,149	(31,996)	203,544
Social security	62,277		2,907		65,184
Labor	444,243	141,504	33,034	(89,475)	529,306
Civil	106,143	7,888	15,493	(12,319)	117,205
Environmental	3,981	14,367		(3,977)	14,371
	746,168	266,626	54,583	(137,767)	929,610

					Parent Company
					Current + Non-current
Nature	12/31/2014	Additions	Net adjustment	Net utilization of reversal	6/30/2015
Tax	109,173	67,462	3,149	(31,993)	147,791
Social security	61,498		2,869		64,367
Labor	377,224	134,144	31,355	(65,962)	476,761
Civil	86,360	7,869	14,238	(10,679)	97,788
Environmental	3,978	14,367		(3,978)	14,367
	638,233	223,842	51,611	(112,612)	801,074

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

▪  Other administrative and judicial proceedings

In the second quarter ended on June 30, 2015, there were no significant changes in the proceeding´s progress classified as possible risk of loss by the external legal counsel, except for the review of the environmental and tax proceedings. The table below shows a summary of the balance of the main legal matters compared with the balance at December 31, 2014. The increase in the other instances substantially reflects the monetary adjustment.

	6/30/2015	12/31/2014
Tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its joint venture NAMISA to a Japanese-Korean consortium,	7,317,598	7,068,252
Tax foreclosures - ICMS - Electricity credits	776,361	742,727
Installments MP 470 - alleged insufficiency of tax losses	545,601	521,340
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	922,294	523,171
Assessment notice for an alleged nonpayment of taxes- IRPJ/CSLL - foreign subsidiaries (2010)	497,904	476,316
Disallowance of the ICMS credits - Transfer of iron ore	467,557	446,907
Disallowance of the ICMS credits - ICMS - acquisition of subsidiary	269,209	257,536
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	240,697	230,261
Disallowance of the tax losses arising on adjustments to the SAPLI	379,672	362,489
Other tax (federal, state, and municipal) lawsuits.	2,735,851	2,870,796
Social security lawsuits	280,215	299,341
Annulment action filed by CSN against CADE	63,463	63,463
Other civil lawsuits	416,708	382,641
Labor and social security lawsuits	1,076,800	1,069,663
Environmental lawsuits	302,910	115,024
	16,292,840	15,429,927

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The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

Environmental proceedings

Environmental proceedings have high complexity for estimating the amount at risk, as they must be considered, among several aspects, procedural developments, the extent of damage and the remediation costs´ projection.

During the second quarter 2015, in line with the Company's accounting policy of ongoing evaluation of the ongoing proceedings, management, supported by its internal and external legal counsel, reevaluated their environmental contingencies. As a result of this work, there was an increase of  possible risk in R$187,886, of which R$ 172,647 million refer to a public civil action filed by the city of Volta Redonda.

There are other environmental proceedings to which it is not yet possible to assess the risk and contingency amount due to the aforementioned complexity estimation, the peculiarities of the matters which concern them and their procedural stages.

15.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATION - ARO

The information related to provisions for environmental liabilities and asset retirement obligation - ARO did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014.

The balance of the provision for environmental liabilities and asset retirement obligation - ARO is as follows:

	Consolidated		Parent Company
	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Environmental liabilities	194,919	211,544	194,919	211,544
Asset retirement obligations	28,650	26,995	23,104	21,718
	223,569	238,539	218,023	233,262

16.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information related to related-party transactions did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2014.

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16 a) Transactions with Holding Company

•  Liabilities

Companies	Proposed	Paid
	Dividends	Dividends
Vicunha Aços (*)		282,571
Rio Iaco		23,568
Total at 6/30/2015		306,139
Total at 12/31/2014	152,966	220,349

(*) CSN is controlled by Vicunha Aços as of June 30, 2015, considering the incorporation of Vicunha Siderurgia by Vicunha Aços on that date.

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16 b) Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•           By transaction

						Consolidated
	Current		Non-Current		Total
	06/30/2015	12/31/2014	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Assets
Trade receivables (note 4)	165,445	153,737			165,445	153,737
Dividends receivable (note 4)	74,106	59,470			74,106	59,470
Actuarial asset			97,189	97,173	97,188	97,173
Loans (note 6)	90,748	517,493	222,278	117,357	313,026	634,850
Other receivables (note 6)	12,054	15,780	31,387	7,037	43,441	22,817
	342,353	746,480	350,854	221,567	693,207	968,047
Liabilities
Other payables (Note 12)
Accounts payable	3,567	2,681	546	546	4,113	3,227
Advances from customers	759,866	247,077	8,954,114	9,236,170	9,713,980	9,483,247
Trade payables	19,350	63,165			19,350	63,165
Actuarial liabilities			11,287	11,275	11,287	11,275
	782,783	312,923	8,965,947	9,247,991	9,748,730	9,560,914

	06/30/2015	06/30/2014
Statement of income
Revenues
Sales	382,528	636,468
Interest	32,119	22,395
Expenses
Purchases	(559,208)	(386,898)
Interest	(256,087)	(219,613)
	(400,648)	52,352

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•           By company

	Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Total

Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)	44,327	80,166	124,493					(2,278)	7,100	4,822
Others	1,481		1,481
	45,808	80,166	125,974					(2,278)	7,100	4,822
Joint ventures
CGPAR Construção Pesada S.A.	4,118		4,118					(56,525)		(56,525)
Nacional Minérios S.A. (2)	122,766		122,766	759,866	8,954,660	9,714,526	42,081	(88,766)	(248,330)	(295,015)
MRS Logística S.A.	39,229		39,229	1,399		1,399		(322,832)		(322,832)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	3,298	2,367	5,665	972		972	20	(84,745)		(84,725)
Transnordestina Logística S.A (3)	46,419	126,259	172,678	20,246		20,246			9,404	9,404
	215,830	128,626	344,456	782,483	8,954,660	9,737,143	42,101	(552,868)	(238,926)	(749,693)
Other related parties
CBS Previdência		97,189	97,189		11,287	11,287
Fundação CSN				191		191		(1,061)	3	(1,058)
Banco Fibra									6,741	6,741
Usiminas	1,441		1,441				12,289	(1,230)		11,059
Panatlântica	79,274		79,274	109		109	326,750			326,750
Ibis Participações e Serviços								(1,641)		(1,641)
Taquari Participações S.A								(130)		(130)
	80,715	97,189	177,904	300	11,287	11,587	339,039	(4,062)	6,744	341,721
Associates
Arvedi Metalfer do Brasil S.A.		44,873	44,873				1,388		1,114	2,502
Total at 6/30/2015	342,353	350,854	693,207	782,783	8,965,947	9,748,730	382,528	(559,208)	(223,968)	(400,648)
Total at 12/31/2014	746,480	221,567	968,047	312,923	9,247,991	9,560,914
Total at 6/30/2014							636,468	(386,898)	(197,218)	52,352

1.   Refers to loans of the subsidiary FTL - Ferrovia Transnordestina Logística S.A to the joint venture Transnordestina Logística S.A. The contract has a 102.5% p.a interest rate and maturity expected in June 2017.

2.   Nacional Minérios S.A: Asset: Refers mainly to accounts receivable in the amount of R$84,704 (R$80,003 as of December 31, 2014) related to iron ore purchases.

Liabiliy: Refers mainly to the advance from customer received from jointly controlled entity Nacional Minérios S.A. regarding the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

As disclosed in note 7.c), the Company signed an investment agreement for the new strategic alliance formed with the Asian Consortium. During the procedures required to close the transaction, the interest established in the agreements was canceled; however, a resolutive condition was introduced to reinstate the collection of interest retrospectively if the deal is not closed. However, since CSN holds 60% stake in Namisa, the Company began to accrue 40% interest provided for in contracts that would be due to Asian partners, in the case the deal does not occur.

3.   Transnordestina Logística S.A: Refers mainly to contracts in R$: interest equivalent to 108.00% of the CDI with final maturity in June 2017. As of June 30, 2015, borrowings total R$172,678 (R$141,358 as of December 31, 2014)

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•           By transaction

	Parent Company
	Current		Non-Current		Total
	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Assets
Trade receivables (1) (note 4)	1,263,968	969,343			1,263,968	969,343
Dividends receivable (note 4)	103,625	67,553			103,625	67,553
Actuarial asset			97,189	96,914	97,189	96,914
Loans (note 6)	46,418	106,218	142,112	52,619	188,530	158,837
Short-term investments / Investments (2)	286,323	396,914	87,571	87,475	373,894	484,389
Other receivables (3) (note 6)	161,451	168,035	327,062	329,330	488,513	497,365
	1,861,785	1,708,063	653,934	566,338	2,515,719	2,274,401
Liabilities
Borrowings and financing
Prepayment (note10)	95,842	146,504	5,712,818	5,156,481	5,808,660	5,302,985
Fixed rate notes and intercompany bonds (Note 10)	1,387,198	1,187,610	1,861,560	1,593,720	3,248,758	2,781,330
Intercompany borrowings (note10)	855,436	222,525	2,224,531	2,670,457	3,079,967	2,892,982
Other payables (Note 12)
Accounts payable (4)	105,042	62,536	156,412	574,478	261,454	637,014
Advances from customers (5)	759,869	277,077	8,954,114	9,236,170	9,713,983	9,513,247
Exclusive funds (note 12)	54,971				54,971
Trade payables	213,960	250,104			213,960	250,104
Actuarial liability			11,287	11,260	11,287	11,260
	3,472,318	2,146,356	18,920,722	19,242,566	22,393,040	21,388,922

	6/30/2015	06/30/2014
Statement of Income
Revenues
Sales	2,750,132	4,071,614
Interest	10,746	6,136
Exclusive funds	372,782

Expenses
Purchases	(875,265)	(598,586)
Interest	(713,396)	(822,028)
Exchange differences, net	(1,315,934)	350,527
Exclusive funds		(166,783)
	229,065	2,840,880

1.   The related parties receivables arise from product sales and service transactions between the parent, subsidiaries and joint ventures.

2.   Short-term investments total R$286,323 as of June 30, 2015 (R$396,914 as of December 31, 2014) and investments in Usiminas shares classified as available-for-sale total R$87,571 (R$87,475 as of December 31, 2014).

3.    Current: refers mainly to the assignment of credits from tax losses with the companies Sepetiba Tecon, CSN Energia, Companhia Metalúrgica Prada, FTL – Ferrovia Transnordestina Logística, Companhia Brasileira de Latas, Rimet, and Companhia de Embalagens Metálicas MMSA.

Non-current: refer refers mainly to the advance for future capital increase with the companies Transnordestina Logística, FTL – Ferrovia Transnordestina, CSN Energia, and Companhia Florestal do Brasil.

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4.  Non-current: Reduction by the write-off of the liability relating to purchase of clinker plant due to the merger of subsidiary CSN Cimentos, in the amount of R$403,431 as described in note 7.

5.  Nacional Minérios S.A.: Advance from customer of the joint venture Nacional Minérios S.A., as mentioned above.

•           By company

	Parent Company
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Exchange differences, net	Total

Subsidiaries
Companhia Metalic Nordeste				7,542		7,542	44,718	(651)			44,067
Companhia Metalúrgica Prada	172,174	121,336	293,510	17,332	195	17,527	512,862	(63,529)			449,333
CSN Cimentos S.A.							62,028	(1,800)	(14,691)		45,537
Estanho de Rondônia S.A.	8,760		8,760					(6,436)			(6,436)
Companhia Florestal do Brasil		11,284	11,284
Sepetiba Tecon S.A.	10,783	77,063	87,846	14,847		14,847	1,996	(8,421)	226		(6,199)
Mineração Nacional	19		19
Congonhas Minérios S.A. (1)				755,834	1,179,379	1,935,213			(126,229)		(126,229)
CSN Energia S.A.	885		885					(136,286)			(136,286)
Ferrovia Transnordestina Logística S.A.	3,121	7,799	10,920		135,735	135,735	47				47
ITA Energética S.A	21,938		21,938
Companhia Brasileira de Latas	161,105	78,193	239,298	15,956		15,956	41,487	(1,227)			40,260
Companhia Siderúrgica Nacional, LLC (2)	529,610		529,610	99,845		99,845	456,377	(9,624)		64,839	511,592
CSN Europe Lda.				8,156	95,311	103,467			(1,697)	(13,713)	(15,410)
CSN Resources S.A. (3)				1,547,528	6,897,535	8,445,063			(256,122)	(1,243,478)	(1,499,600)
CSN Export Europe, S.L.									(1,018)	(4,826)	(5,844)
Lusosider Aços Planos, S.A.	153,410		153,410	55,772		55,772	93,318			17,450	110,768
CSN Handel GmbH (4)	206,500		206,500	105,040		105,040	1,154,784			88,970	1,243,754
CSN Islands XII Corp. (5)				26,958	1,565,262	1,592,220			(57,912)	(225,209)	(283,121)
CSN Ibéria Lda.					81,358	81,358			(974)	(11,593)	(12,567)
Stahlwerk Thüringen GmbH								(40,464)			(40,464)
	1,268,305	295,675	1,563,980	2,654,810	9,954,775	12,609,585	2,367,617	(268,438)	(458,417)	(1,327,560)	313,202
Joint ventures
CGPAR Construção Pesada S.A.	14,734		14,734					(113,049)			(113,049)
Nacional Minérios S.A.	122,766		122,766	759,866	8,954,660	9,714,526	42,081	(88,766)	(254,754)	11,626	(289,813)
MRS Logística S.A.	39,229		39,229	1,399		1,399		(316,205)			(316,205)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	3,294	2,367	5,661	972		972	7	(84,745)			(84,738)
Transnordestina Logística S.A.	46,419	126,259	172,678						9,404		9,404
	226,442	128,626	355,068	762,237	8,954,660	9,716,897	42,088	(602,765)	(245,350)	11,626	(794,401)
Other related parties
CBS Previdência		97,189	97,189		11,287	11,287
Fundação CSN				191		191		(1,061)	3		(1,058)
Usiminas	1,441		1,441				12,289	(1,230)			11,059
Panatlântica	79,274		79,274	109		109	326,750				326,750
Ibis Participações e Serviços								(1,641)			(1,641)
Taquari Participações S.A								(130)			(130)
	80,715	97,189	177,904	300	11,287	11,587	339,039	(4,062)	3		334,980
Associates
Arvedi Metalfer do Brasil S.A.		44,873	44,873				1,388		1,114		2,502

Exclusive funds
Diplic, Mugen and Vértice	286,323	87,571	373,894	54,971		54,971			372,782		372,782
Total at 6/30/2015	1,861,785	653,934	2,515,719	3,472,318	18,920,722	22,393,040	2,750,132	(875,265)	(329,868)	(1,315,934)	229,065
Total at 12/31/2014	1,708,063	566,338	2,274,401	2,146,356	19,242,566	21,388,922
Total at 6/30/2014							4,071,614	(598,586)	(982,675)	350,527	2,840,880

1.   Congonhas Minérios S.A.: Refers mainly to borrowings with final maturity in May 2018 and interest of 101.50% of the CDI, total R$1,915,277 as of June 30, 2015 (R$1,908,160 as of December 31, 2014).

2.   Companhia Siderúrgica Nacional, LLC: Receivables in the amount of R$529,610 as of June 30, 2015 (R$415,788 as of December 31, 2014) referring to sales operations of steel for resale.

3.   CSN Resources S.A.: Contracts in dollars of Prepayment, Fixed Rate Notes and Intercompany Bonds, interest of 9.13% with final maturity in June 2047. As of June 30, 2015, borrowings total R$8,445,063 (R$7,490,873 as of December 31, 2014).

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4.   CSN Handel GMBH: Receivables of R$206,500 as of June 30, 2015 (R$122,061 as of December 31, 2014). Refer to sales transactions on mining products.

5.   CSN Islands XII Corp: Contracts in US$: interest of 7.64% with final maturity in February 2025. As of June 30, 2015, borrowings total R$1,592,220 (R$1,363,481 as of December 31, 2014).

16 c) Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of June 30, 2015.

	06/30/2015	06/30/2014
	Income statement
Short-term benefits for employees and officers	26,297	28,936
Post-employment benefits	117	42
	26,414	28,978

17.   SHAREHOLDERS' EQUITY

17.a)  Paid-in capital

Fully subscribed and paid-in capital as of June 30, 2015 and as of December 31, 2014 is R$4,540,000 represented by 1,387,524,047 book-entry common shares, without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

17.b) Authorized capital

The Company’s bylaws in effect as of June 30, 2015 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

17.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6.404/76, up to the ceiling of 20% of share capital.

17.d) Ownership structure

As of June 30, 2015, the Company’s ownership structure was as follows:

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	6/30/2015			12/31/2014
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	697,719,990	50.29%	51.41%	697,719,990	50.29%	51.34%
Rio Iaco Participações S.A. (**)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.28%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.92%	0.94%	12,788,231	0.92%	0.94%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	336,451,199	24.25%	24.79%	342,466,899	24.68%	25.20%
BM&FBovespa	243,185,234	17.53%	17.92%	239,010,634	17.23%	17.59%
	1,357,133,047	97.81%	100.00%	1,358,974,147	97.94%	100.00%
Treasury shares	30,391,000	2.19%		28,549,900	2.06%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) CSN is controlled by Vicunha Aços as of June 30, 2015, considering the incorporation of Vicunha Siderurgia by Vicunha Aços on that date.

(**) Rio Iaco Participação S. A. is a company part of the control group.

17. e) Treasury shares

The Board of Directors authorized several programs for repurchase of shares issued by the Company, to be held in treasury for subsequent sale or cancelation in order to maximize the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	number bought back	Share cancelation		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 e R$ 9.45	2,350,000			2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 e R$ 9.48	9,529,500			11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 e R$ 9.72	31,544,500			43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 e R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)	10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	8/18/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/19/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 e R$ 10.07	6,791,300			6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4.48 e R$ 9.16	21,758,600			28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 e R$ 5.39	1,841,100			30,391,000
9º (*)	3/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

(*) There were no share buyback in this program.

1.   On July 18, 2014 and August 19, 2014, the Board of Directors approved the cancelation of 60,000,000 and 10,446,061 shares held in treasury, respectively, without any change in the amount of the Company’s capital.

As of June 30, 2015, the position of the treasury shares was as follows:

Bought back	Amount	Share price			Share
number	paid for				market price
(in units)	the shares	Minimum	Maximum	Average	as of 6/30/2015 (*)
30,391,000	R$ 238,976	R$ 4.48	R$ 11.54	R$7.86	R$ 157,121

(*) The quotation of the shares on the BM&FBovespa as of June 30, 2015, of R$5.17 per share, was used.

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17.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a dividend distribution policy which, after compliance with the provisions in Law 6.404/76, as amended by Law 9.457/97, will entail the distribution of all the dividend to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

17.g) Earnings/(loss) per share (EPS):

Basic earnings (loss) per share were calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the period, excluding the common shares purchased and held as treasury shares, as follows:

	Parent Company
	Six-month period ended		Three-month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
	Common shares		Common shares
(Loss) profit for the year
Attributable to owners of the Company	(222,212)	77,049	(614,268)	21,715
Weighted average number of shares	1,357,167	1,450,296	1,357,133	1,442,706
Basic and diluted LPA	(0.16373)	0.05313	(0.45262)	0.01505

18.   DIVIDENDS AND INTEREST ON CAPITAL

On March 11, 2015, the Board of Directors approved the proposal for payment, as advance of mandatory minimum dividend, from the retained earnings reserve (statutory reserve of working capital), the amount of R$275,000 in dividends, corresponding to R$ 0,202633043 per share. The dividends were paid as from March 19, 2015, without inflation adjustment.,

The tables below show the history of dividends and interest on capital approved and paid:

Year	Approval Year	Dividends	Interest on capital	Total	Year	Payment Year	Dividends	Interest on capital	Total
2013	2013	610,000	190,000	800,000	2013	2013	610,503	190,000	800,503
2014	2014	700,000		700,000	2014	2014	424,939		424,939
2015	2015	275,000		275,000		2015	274,917		274,917
Total Approved		1,585,000	190,000	1,775,000	2015	2015	274,915		274,915
					Total Paid		1,585,274	190,000	1,775,274

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19.   NET SALES REVENUE

Net sales revenue is comprised as follows:

	Consolidated
	Six-month period ended		Three-month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Gross revenue
Domestic market	5,644,015	6,826,842	2,701,384	3,299,985
Foreign market	3,534,614	3,238,911	1,740,597	1,547,288
	9,178,629	10,065,753	4,441,981	4,847,273
Deductions
Cancelled sales and discounts	(153,057)	(54,233)	(114,593)	(25,192)
Taxes levied on sales	(1,328,180)	(1,588,235)	(640,248)	(769,674)
	(1,481,237)	(1,642,468)	(754,841)	(794,866)
Net revenue	7,697,392	8,423,285	3,687,140	4,052,407

	Parent Company
	Six-month period ended		Three month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Gross revenue
Domestic market	5,271,493	6,290,914	2,558,445	3,022,026
Foreign market	1,990,270	1,886,392	1,002,322	913,829
	7,261,763	8,177,306	3,560,767	3,935,855
Deductions
Cancelled sales and discounts	(132,940)	(47,165)	(100,974)	(23,614)
Taxes levied on sales	(1,199,944)	(1,409,529)	(588,946)	(682,082)
	(1,332,884)	(1,456,694)	(689,920)	(705,696)
Net revenue	5,928,879	6,720,612	2,870,847	3,230,159

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20.   EXPENSES BY NATURE

	Consolidated
	Six-month period ended		Three - month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Raw materials and inputs	(2,662,845)	(2,717,377)	(1,215,622)	(1,223,961)
Labor cost	(881,269)	(811,069)	(453,190)	(400,769)
Supplies	(526,761)	(510,876)	(265,501)	(239,441)
Maintenance cost (services and materials)	(493,757)	(527,531)	(252,623)	(206,917)
Outsourcing services	(1,501,228)	(1,076,997)	(780,064)	(563,773)
Depreciation, amortization and depletion (Note 8 a)	(543,178)	(581,594)	(278,680)	(296,248)
Other	(95,506)	(207,268)	(22,656)	(173,306)
	(6,704,544)	(6,432,712)	(3,268,336)	(3,104,415)

Classified as:
Cost of sales	(5,872,628)	(5,781,121)	(2,847,095)	(2,746,592)
Selling expenses	(612,174)	(423,567)	(311,344)	(233,652)
General and administrative expenses	(219,742)	(228,024)	(109,897)	(124,171)
	(6,704,544)	(6,432,712)	(3,268,336)	(3,104,415)

	Parent Company
	Six-month period ended		Three- month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Raw materials and inputs	(1,684,969)	(1,761,083)	(842,206)	(819,854)
Labor cost	(731,283)	(654,128)	(374,119)	(327,127)
Supplies	(513,235)	(488,443)	(259,965)	(229,985)
Maintenance cost (services and materials)	(480,504)	(513,134)	(245,490)	(202,650)
Outsourcing services	(980,921)	(722,565)	(530,062)	(342,406)
Depreciation, amortization and depletion (Note 8 a)	(424,556)	(476,678)	(218,227)	(242,017)
Other	(111,333)	(153,523)	(36,818)	(114,046)
	(4,926,801)	(4,769,554)	(2,506,887)	(2,278,085)

Classified as:
Cost of sales	(4,457,281)	(4,371,387)	(2,267,849)	(2,060,158)
Selling expenses	(294,150)	(211,408)	(148,232)	(114,031)
General and administrative expenses	(175,370)	(186,759)	(90,806)	(103,896)
	(4,926,801)	(4,769,554)	(2,506,887)	(2,278,085)

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21.   OTHER OPERATING INCOME (EXPENSES)

				Consolidated
	Six-month period ended		Theree- month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Other operating income
Indemnities/gains on lawsuits	3,068	3,238	1,340	2,271
Rentals and leases	571	528	286	21
Reversal of provisions		3,136
Dividends received	5,103		5,103
Other revenues	9,782	10,564	5,833	7,461
	18,524	17,466	12,562	9,753

Other operating expenses
Taxes and fees	(14,606)	(18,692)	(2,739)	(14,864)
Write-off of judicial deposits	(555)	(19,396)	(503)	(13,462)
Reversal (provision) of environmental liabilities	2,663	154,701	(813)	157,461
Tax provisions, social security, labor, civil and environmental net of reversals	(214,783)	(178,686)	(67,250)	(73,182)
Contractual penalties	(244)	(7,061)	(10)	(6,943)
Depreciation of unused equipment and amortization of intangible assets (Note 8a)	(18,477)	(18,559)	(9,473)	(9,499)
Residual value of permanent assets written off (Note 8)	(4,553)	(5,821)	(568)	(1,193)
Inventory impairment losses/reversals (Note 5)	(6,414)	(9,567)	(4,517)	6,633
Losses spare	(17,093)		(11,527)
Studies and project engineering expenses	(21,991)	(20,595)	(13,504)	(10,661)
Spending on research and development	(1,622)	(1,684)	(871)	(789)
Healthcare plan expenses	(29,869)	(26,552)	(14,907)	(13,109)
Impairment of available- for-sale financial assests	(97,851)	(52,115)	(89,434)	(52,115)
Other expenses	(29,682)	(21,381)	(19,462)	(9,344)
	(455,077)	(225,408)	(235,578)	(41,067)
Other operating income (expenses), net	(436,553)	(207,942)	(223,016)	(31,314)

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	Parent Company
	Six-month period ended		Three - month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Other operating income
Indemnities/gains on lawsuits	2,780	2,679	1,162	2,126
Rentals and leases	571	528	286	276
Reversal of provisions		3,136
Dividends received	5,103		5,103
Other revenues	3,815	3,486	1,996	2,781
	12,269	9,829	8,547	5,183

Other operating expenses
Taxes and fees	(11,332)	(15,831)	(506)	(13,663)
Write-off of judicial deposits	(559)	(18,848)	(502)	(13,326)
Reversal (provision) of environmental liabilities	2,663	154,701	(813)	157,461
Tax provisions, social security, labor, civil and environmental net of reversals	(204,629)	(169,357)	(59,846)	(67,268)
Contractual penalties	(7)	(6,951)		(6,922)
Depreciation of unused equipment and amortization of intangible assets (Note 8a)		(714)		(714)
Residual value of permanent assets written off (Note 8)	(3,907)	(5,090)	(65)	(802)
Inventory impairment losses/reversals (Note 5)	(8,440)	(8,178)	(8,047)	6,446
Losses spare	(17,093)		(11,527)
Studies and project engineering expenses	(21,824)	(20,291)	(13,463)	(10,529)
Spending on research and development	(1,622)	(1,684)	(871)	(789)
Healthcare plan expenses	(29,869)	(26,552)	(14,907)	(13,109)
Impairment of available- for-sale financial assets	(97,851)	(48,047)	(89,434)	(48,047)
Other expenses	(12,217)	(13,399)	(4,946)	(2,922)
	(406,687)	(180,241)	(204,927)	(14,184)
Other operating income (expenses), net	(394,418)	(170,412)	(196,380)	(9,001)

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22.   FINANCE INCOME (COSTS)

	Consolidated
	Six-month period ended		Three- month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Finance income
Related parties (Note 16 b)	32,119	22,395	10,032	11,329
Income from short-term investments	54,828	40,560	25,488	20,560
Gains on derivatives (*)	938	3,183	584	3,183
Other income	11,728	25,344	7,373	18,358
	99,613	91,482	43,477	53,430
Finance expenses
Borrowings and financing - foreign currency	(417,030)	(328,678)	(199,301)	(160,785)
Borrowings and financing - local currency	(981,328)	(874,925)	(509,724)	(451,502)
Related parties (Note 16 b)	(256,087)	(219,613)	(117,662)	(110,628)
Capitalized interest (Notes 8 and 26)	70,483	73,770	46,158	29,836
Losses on derivatives (*)	(3,596)	(943)	(2,117)	2,126
Interest, fines and late payment charges	(12,644)	(80,702)	(1,630)	(40,087)
Other finance expenses	(68,340)	(100,322)	(23,673)	(76,338)
	(1,668,542)	(1,531,413)	(807,949)	(807,378)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	7,476	4,717	1,209	(1,012)
Exchange differences, net	(433,513)	58,825	120,601	28,593
Exchange losses on derivatives (*)	353,571	(179,745)	(129,033)	(88,568)
	(72,466)	(116,203)	(7,223)	(60,987)

Finance expenses, net	(1,641,395)	(1,556,134)	(771,695)	(814,935)

(*) Statement of gains and losses on derivative transactions
Dollar-to-CDI swap	(18)	(22,087)		(3,315)
Dollar-to-real swap (NDF)	316,805	(158,796)	(119,795)	(87,433)
Dollar-to-euro swap (NDF)	39,668	675	6,214	1,232
Dollar-to-euro swap	(2,884)	463	(15,452)	948
	353,571	(179,745)	(129,033)	(88,568)
Libor-to-CDI swap		(943)		(307)
Fixed rate-to-CDI swap	(3,596)	3,183	(2,117)	5,616
Swap CDI x Pré	938		584
	(2,658)	2,240	(1,533)	5,309
	350,913	(177,505)	(130,566)	(83,259)

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	Parent Company
	Six-month period ended		Three - month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
Finance income
Related parties (Note 16b)	383,528	6,136	(101,584)	3,120
Income from short-term investments	12,919	1,983	7,679	1,431
Gains on derivatives (*)	10,609	17,747	6,268	12,746
	407,056	25,866	(87,637)	17,297
Finance expenses
Borrowings and financing - foreign currency	(86,020)	(50,112)	(39,941)	(25,487)
Borrowings and financing - local currency	(846,509)	(760,629)	(439,784)	(393,000)
Related parties (Note 16b)	(713,396)	(988,811)	(326,482)	(492,687)
Capitalized interest (Notes 8 and 26)	70,483	73,770	46,158	29,836
Losses on derivatives (*)		(943)		(307)
Interest, fines and late payment charges	(8,464)	(74,130)	(457)	(35,979)
Other finance expenses	(57,636)	(90,503)	(17,960)	(71,836)
	(1,641,542)	(1,891,358)	(778,466)	(989,460)
Inflation adjustment and exchange differences, net
Monetary variations, net	(7,861)	(5,875)	(4,321)	(8,494)
Exchange differences, net	(1,341,245)	553,790	315,187	241,907
	(1,349,106)	547,915	310,866	233,413

Finance expenses, net	(2,583,592)	(1,317,577)	(555,237)	(738,750)

(*) Statement of gains and losses on derivative transactions
Libor-to-CDI swap		(943)		(307)
		(943)		(307)

23.   SEGMENT INFORMATION

The information related to segment information did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2014 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements.

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

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	Six-month period ended
	6/30/2015
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	2,668,458	10,760,664				1,097,641
Net revenues
Domestic market	3,745,469	72,841	90,193	531,036	124,047	215,959	(561,246)	4,218,299
Foreign market	2,141,649	1,265,412					72,032	3,479,093
Total net revenue (Note 19)	5,887,118	1,338,253	90,193	531,036	124,047	215,959	(489,214)	7,697,392
Cost of sales and services	(4,590,040)	(1,101,023)	(62,603)	(378,885)	(94,997)	(141,935)	496,855	(5,872,628)
Gross profit	1,297,078	237,230	27,590	152,151	29,050	74,024	7,641	1,824,764
General and administrative expenses	(438,966)	(30,870)	(11,592)	(43,980)	(11,180)	(33,437)	(261,891)	(831,916)
Depreciation (Note 8 a)	325,108	177,357	6,345	91,001	8,517	19,573	(84,723)	543,178
Proportionate EBITDA of joint ventures							176,159	176,159
Adjusted EBITDA	1,183,220	383,717	22,343	199,172	26,387	60,160	(162,814)	1,712,185

Sales by geographic area
Ásia	10,612	1,170,513					72,032	1,253,157
North America	843,749							843,749
Latin America	184,371	42,730						227,101
Europe	1,085,129	52,169						1,137,298
Other	17,788							17,788
Foreign market	2,141,649	1,265,412					72,032	3,479,093
Domestic market	3,745,469	72,841	90,193	531,036	124,047	215,959	(561,246)	4,218,299
TOTAL	5,887,118	1,338,253	90,193	531,036	124,047	215,959	(489,214)	7,697,392

	Three-month period ended
	6/30/2015
Resultado	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,261,151	5,567,087				578,767
Net revenues
Domestic market	1,734,153	35,040	43,346	279,863	60,356	115,328	(290,568)	1,977,518
Foreign market	1,029,858	645,432					34,332	1,709,622
Total net revenue (Note 19)	2,764,011	680,472	43,346	279,863	60,356	115,328	(256,236)	3,687,140
Cost of sales and services	(2,224,484)	(534,322)	(32,033)	(198,553)	(48,048)	(75,406)	265,751	(2,847,095)
Gross profit	539,527	146,150	11,313	81,310	12,308	39,922	9,515	840,045
General and administrative expenses	(207,308)	(9,773)	(5,470)	(21,014)	(5,637)	(18,184)	(153,855)	(421,241)
Depreciation (Note 8 a)	167,511	91,309	3,170	46,288	4,275	10,184	(44,057)	278,680
Proportionate EBITDA of joint ventures							103,550	103,550
Adjusted EBITDA	499,730	227,686	9,013	106,584	10,946	31,922	(84,847)	801,034

Sales by geographic area
Ásia	8,602	629,499					34,332	672,433
North America	362,355							362,355
Latin America	103,623							103,623
Europe	549,234	15,933						565,167
Other	6,044							6,044
Foreign market	1,029,858	645,432					34,332	1,709,622
Domestic market	1,734,153	35,040	43,346	279,863	60,356	115,328	(290,568)	1,977,518
TOTAL	2,764,011	680,472	43,346	279,863	60,356	115,328	(256,236)	3,687,140

	Six-month period ended
	06/30/2014
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	2,650,764	11,802,610				1,051,183
Net revenues
Domestic market	4,540,816	181,924	106,983	503,242	151,721	211,239	(460,898)	5,235,027
Foreign market	1,428,632	2,182,281					(422,655)	3,188,258
Total net revenue (Note 19)	5,969,448	2,364,205	106,983	503,242	151,721	211,239	(883,553)	8,423,285
Cost of sales and services	(4,477,804)	(1,456,333)	(64,982)	(361,412)	(91,114)	(136,864)	807,388	(5,781,121)
Gross profit	1,491,644	907,872	42,001	141,830	60,607	74,375	(76,165)	2,642,164
General and administrative expenses	(334,138)	(35,972)	(802)	(49,729)	(9,459)	(31,943)	(189,548)	(651,591)
Depreciation (Note 8 a)	396,510	154,887	3,992	77,759	8,545	17,816	(77,915)	581,594
Proportionate EBITDA of joint ventures							170,223	170,223
Adjusted EBITDA	1,554,016	1,026,787	45,191	169,860	59,693	60,248	(173,405)	2,742,390

Sales by geographic area
Ásia	16,399	2,120,042					(422,655)	1,713,786
North America	331,927							331,927
Latin America	67,388							67,388
Europe	1,007,186	62,239						1,069,425
Other	5,732							5,732
Foreign market	1,428,632	2,182,281					(422,655)	3,188,258
Domestic market	4,540,816	181,924	106,983	503,242	151,721	211,239	(460,898)	5,235,027
TOTAL	5,969,448	2,364,205	106,983	503,242	151,721	211,239	(883,553)	8,423,285

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	Three-month period ended
	06/30/2014
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,262,370	6,292,940				563,492
Net revenues
Domestic market	2,185,318	82,175	46,807	225,977	86,664	113,199	(210,819)	2,529,321
Foreign market	657,227	1,034,586					(168,727)	1,523,086
Total net revenue (Note 19)	2,842,545	1,116,761	46,807	225,977	86,664	113,199	(379,546)	4,052,407
Cost of sales and services	(2,083,103)	(740,240)	(30,925)	(156,423)	(49,128)	(71,654)	384,881	(2,746,592)
Gross profit	759,442	376,521	15,882	69,554	37,536	41,545	5,335	1,305,815
General and administrative expenses	(168,419)	(20,019)	(209)	(21,356)	(4,758)	(17,212)	(125,850)	(357,823)
Depreciation (Note 8 a)	201,781	85,124	2,026	38,840	4,273	9,243	(45,039)	296,248
Proportionate EBITDA of joint ventures							58,362	58,362
Adjusted EBITDA	792,804	441,626	17,699	87,038	37,051	33,576	(107,192)	1,302,602

Sales by geographic area
Ásia	11,966	1,020,243					(168,727)	863,482
North America	162,589							162,589
Latin America	22,144							22,144
Europe	457,938	14,343						472,281
Other	2,590							2,590
Foreign market	657,227	1,034,586					(168,727)	1,523,086
Domestic market	2,185,318	82,175	46,807	225,977	86,664	113,199	(210,819)	2,529,321
TOTAL	2,842,545	1,116,761	46,807	225,977	86,664	113,199	(379,546)	4,052,407

 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (expenses), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses), plus the proportional EBITDA of jointly controlled entities.

Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

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	Consolidated
	Six-month period ended		Three-month period ended
	06/30/2015	06/30/2014	06/30/2015	06/30/2014
(Loss)/Profit for the period	(222,791)	71,129	(614,593)	19,033
Depreciation (Note 8 a)	543,178	581,594	278,680	296,248
Income tax and social contribution (Note 13)	(507,653)	42,476	(5,136)	15,321
Finance income (Note 22)	1,641,395	1,556,134	771,695	814,935
EBITDA	1,454,129	2,251,333	430,646	1,145,537
Other operating income (expenses) (Note 21)	436,553	207,942	223,016	31,314
Share of profits of investees	(354,656)	112,892	43,822	67,389
Proportionate EBITDA of joint ventures	176,159	170,223	103,550	58,362
Adjusted EBITDA (*)	1,712,185	2,742,390	801,034	1,302,602

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

24. GUARANTEES

The Company is liable for guarantees for its subsidiaries and joint ventures, as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014	6/30/2015	12/31/2014
Transnordestina Logísitca	R$	Up to 9/19/2056 and indefinite	2,530,010	2,451,682	38,766	38,766	6,783	5,975	2,575,559	2,496,423

FTL - Ferrovia Transnordestina	R$	11/15/2020	158,200	140,550			450	142	158,650	140,692

CSN Cimentos (*)	R$					26,423		39,776		66,199

Cia Metalurgica Prada	R$	Up to 2/10/2016 and indefinite			333	10,133	19,340	19,340	19,673	29,473

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

Congonhas Minérios	R$	5/21/2019	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003

Estanho de Rondônia								106		106
Others (**)	R$	12/31/2015	12,000						12,000

Total in R$			4,701,213	4,593,235	41,928	78,151	26,573	65,339	4,769,714	4,736,725

CSN Islands IX				400,000						400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

CSN Handel	US$	6/27/2015		100,000						100,000

Total in US$			2,950,000	3,450,000					2,950,000	3,450,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000

Total in EUR			145,000	145,000					145,000	145,000
Total in R$			9,654,414	9,631,805					9,654,414	9,631,805
			14,355,627	14,225,040	41,928	78,151	26,573	65,339	14,424,128	14,368,530

(*) Company incorporated in May 2015.

(**) Guarantees for the subsidiaries Companhia Metalurgica Prada, Cia Metalic Nordeste, Sepetiba Tecon, Nacional Minérios, CSN Energia and Ersa.

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25. INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers),

General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2014, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2014 to September 30, 2015. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, CSN Paraná, Terminal de Cargas Tecar, Terminal Tecon, Namisa, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$375,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of financial statements and, accordingly, were not audited by our independent auditors.

26. ADDITIONAL INFORMATION TO CASH FLOWS

As mentioned in note 7, on May 1st, 2015, the Company incorporated the subsidiary CSN Cimentos S.A. Part of the net assets, as shown below, are not included in the statement of cash flows:

05/01/2015
Closing balance
Trades receivable	433,542
Inventories	21,814
Deferred taxes	29,042
Other current assets and non current assets	21,452
Available-for-sale investments	93,564
Property, plant and equipment and Intangible assets	397,570
Trade payables	(30,180)
Other current liabilities and non current liabilities	(35,544)
Net assets	931,260

Additionally, the table below shows the additional information about transactions related to the statements of cash flows:

		Consolidated		Parent Company
	06/30/2015	12/31/2014	06/30/2015	12/31/2014
Income tax and social contribution paid	134,094	98,040	120,075	20,470
Increase of PP&E with interest capitalization	70,483	165,789	70,483	165,789
	204,577	263,829	190,558	186,259

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27. STATEMENT OF COMPREHENSIVE INCOME

				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2015	06/30/2014	6/30/2015	06/30/2014
(Loss) Profit for the period	(222,791)	71,129	(614,593)	19,033

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains on the defined benefit plan from investments in subsidiaries		1,710
Actuarial (losses) gains on defined benefit pension plan	202
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	(68)		9
	134	1,710	9

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	168,956	(87,347)	(7,815)	(43,021)
Available-for-sale assets	(29,287)	(1,090,003)	(677,690)	(441,223)
Income tax and social contribution on available-for-sale assets	9,957	370,601	195,552	150,016
Available-for-sale assets from investments in subsidiaries
Impairment of available-for-sale assets	97,851	52,115	89,434	52,115
Income tax and social contribution on impairment of available-for-sale assets	(33,269)	(17,719)	(30,407)	(17,719)
(Loss) gain on percentage change in investments	(43)		(43)
(Loss) gain on cash flow hedge accounting	(345,960)		81,685
Income tax and social contribution on (loss) gain on cash flow hedge accounting	117,626		(27,773)
	(14,169)	(772,353)	(377,057)	(299,832)

	(14,035)	(770,643)	(377,048)	(299,832)

Total comprehensive income for the period	(236,826)	(699,514)	(991,641)	(280,799)

Attributable to:
Owners of the Company	(236,247)	(693,594)	(991,316)	(278,117)
Non-controlling interests	(579)	(5,920)	(325)	(2,682)
	(236,826)	(699,514)	(991,641)	(280,799)

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				Parent Company
	Six-month period ended		Three-month period ended
	6/30/2015	06/30/2014	6/30/2015	06/30/2014
(Loss) Profit for the period	(222,212)	77,049	(614,268)	21,715

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains on the defined benefit plan from investments in subsidiaries	(96)	1,710	(221)
Actuarial (losses) gains on defined benefit pension plan	348		348
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	(118)		(118)
	134	1,710	9

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	168,956	(87,347)	(7,815)	(43,021)
Available-for-sale assets	2,254	(1,059,465)	(594,881)	(428,462)
Income tax and social contribution on available-for-sale assets	(767)	360,218	202,259	145,677
Available-for-sale assets from investments in subsidiaries	(20,817)	(17,470)	(89,516)	(5,737)
Impairment of available-for-sale assets	97,851	48,047	89,434	48,047
Income tax and social contribution on impairment of available-for-sale assets		(33,269)	(16,336)	(30,407)
(Loss) gain on percentage change in investments	(43)		(43)
(Loss) gain on cash flow hedge accounting	(345,960)		81,685
Income tax and social contribution on (loss) gain on cash flow hedge accounting	117,626		(27,773)
	(14,169)	(772,353)	(377,057)	(299,832)

	(14,035)	(770,643)	(377,048)	(299,832)

Total comprehensive income for the period	(236,247)	(693,594)	(991,316)	(278,117)

Attributable to:
Owners of the Company	(236,247)	(693,594)	(991,316)	(278,117)
Non-controlling interests
	(236,247)	(693,594)	(991,316)	(278,117)

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28. SUBSEQUENT EVENTS

•         Public Civil Action

In July, 2015 CSN became aware of public civil action filed by the Federal Public Ministry (MPF) against the Company, alleging that the operation of the Presidente Vargas Steel Mill- UPV would be irregular regarding the environmental license in view of the alleged breach of obligations under the Conduct Adjustment Agreement 026/2010, between CSN and the INEA (State Institute for the Environment). From this alleged irregularity the MPF presumes the occurrence of damage to the environment and addresses technical aspects of the steel operation. In its expression on the injunction application for suspension of the sintering activities, CSN clarified that the activities carried out in the plant is fully supported by the environmental license, which remains fully valid and in accordance with current legislation. This request from MPF for an injunction was dismissed. The Company and its legal counsel assessed this case and concluded that it is not yet possible to assess the risk and contingency amount due to the aforementioned complexity estimation, the peculiarities of the matters which concern them and their procedural stages.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended June 30, 2015, which comprises the balance sheet as of June 30, 2015 and the related statements of income, comprehensive income, changes in equity and cash flows for the three and six-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRSs, which do not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 12, 2015

DELOITTE TOUCHE TOHMATSU	Gilberto Grandolpho
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 20, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.